 EXHIBIT 99.1

Report to Shareholders for the third quarter ended September 30, 2019

All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor Energy Inc.'s (Suncor or the company) Management's Discussion and Analysis dated October 30, 2019 (MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

"Suncor generated $2.7 billion in funds from operations and $1.1 billion of operating earnings during the third quarter, reflecting the ability of our integrated business to deliver strong results across a wide range of market conditions," said Mark Little, president and chief executive officer. "We continue to demonstrate Suncor's ongoing commitment to shareholders by returning $1.4 billion in value through dividends and increased share repurchases."

•
Funds from operations(1) were $2.675 billion ($1.72 per common share) in the third quarter of 2019, compared to $3.139 billion ($1.94 per common share) in the prior year quarter, marking the ninth consecutive quarter above $2 billion. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.136 billion ($2.02 per common share) in the third quarter of 2019, compared to $4.370 billion ($2.70 per common share) in the prior year quarter.

•
Operating earnings(1) were $1.114 billion ($0.72 per common share) in the third quarter of 2019, compared to operating earnings of $1.557 billion ($0.96 per common share) in the prior year quarter. Net earnings were $1.035 billion ($0.67 per common share) in the third quarter of 2019, compared to $1.812 billion ($1.12 per common share) in the prior year quarter.

•
Total Oil Sands production during the third quarter of 2019 increased to 670,000 barrels per day (bbls/d), from 651,700 bbls/d in the prior year quarter despite being limited by mandatory production curtailments. The increase was primarily due to higher production at Syncrude, which increased to 162,300 bbls/d, from 106,200 bbls/d in the prior year quarter, and Fort Hills, which increased to 85,500 bbls/d, from 69,400 bbls/d in the prior year quarter.

•
Reliable operations in Refining and Marketing drove refinery utilization of 100% and crude throughput of 463,700 bbls/d. Total sales of refined petroleum products increased to 572,000 bbls/d reflecting record retail volumes.

•
Suncor announced a significant $1.4 billion investment in low-carbon power generation to replace coke-fired boilers with a new cogeneration facility at its Oil Sands Base Plant which is expected to provide reliable steam generation while contributing to our environmental and incremental free funds flow(1) goals.

•
The company paid $650 million in dividends, repurchased 19.2 million of its common shares, representing 1.2% of the total outstanding common shares, for $756 million, and repaid $572 million of debt in the third quarter of 2019.

(1)
Funds from operations, operating earnings, free funds flow and ROCE are non-GAAP financial measures. See page 5 for a reconciliation of net earnings to operating earnings. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Includes the impact of the Government of Alberta's mandatory production curtailments.

(3)
ROCE excluding major projects in progress would have been 8.7% in the second quarter of 2019 and 8.0% in the third quarter of 2019 excluding the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change, which the company recorded in the second quarter of 2019.

Financial Results

Operating Earnings

Suncor's third quarter 2019 operating earnings were $1.114 billion ($0.72 per common share), compared to $1.557 billion ($0.96 per common share) in the prior year quarter. Highlights of the third quarter included higher overall crude oil production and refinery crude throughput as compared to the prior year quarter. Higher production at Syncrude and the ramp up of Fort Hills and Hebron production over the last year increased crude output during the third quarter of 2019, which was partially offset by planned maintenance, the impact of the Alberta government's mandatory production curtailments and an unplanned outage at Hibernia, which was resolved by the end of the third quarter. In addition, operating earnings were positively impacted by the realization of intersegment profit on inventory transfers, compared to the elimination of intersegment profit in the prior year quarter.

The decrease in operating earnings was primarily related to a weaker business environment, which drove lower overall crude price realizations and lower refining margins, as well as an increase in operating and transportation expenses.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of the MD&A.

Net Earnings

Net earnings were $1.035 billion ($0.67 per common share) in the third quarter of 2019, compared to net earnings of $1.812 billion ($1.12 per common share) in the prior year quarter. In addition to the factors impacting operating earnings discussed above, net earnings for the third quarter of 2019 included a $127 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and an after-tax gain of $48 million in the Exploration and Production (E&P) segment related to the sale of certain non-core assets. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $195 million on the revaluation of U.S. dollar denominated debt and an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $2.675 billion ($1.72 per common share) in the third quarter of 2019, compared to $3.139 billion ($1.94 per common share) in the third quarter of 2018, and were influenced by the same factors impacting operating earnings noted above.

Cash flow provided by operating activities was $3.136 billion ($2.02 per common share) for the third quarter of 2019, compared to $4.370 billion ($2.70 per common share) for the third quarter of 2018. In addition to the items noted in operating earnings above, cash flow provided by operating activities was further impacted by a lower source of cash associated with the company's working capital balances in the third quarter of 2019 as compared to the prior year quarter. The source of cash was due to a decrease in accounts receivable balances related to the decline in crude benchmark prices.

2 2019 THIRD QUARTER Suncor Energy Inc.

Operating Results

Suncor's total upstream production was 762,300 barrels of oil equivalent per day (boe/d) during the third quarter of 2019, compared to 743,800 boe/d in the prior year quarter. The increase was primarily due to higher production at Syncrude and the ramp up of Fort Hills and Hebron production throughout 2018, partially offset by the impact of planned maintenance and mandatory production curtailments in the province of Alberta, which began January 1, 2019 and an unplanned outage at Hibernia, which was resolved by the end of the third quarter.

During the third quarter of 2019, the company was able to leverage its unique footprint and asset flexibility to maximize the value of its allotted barrels under the mandatory production curtailment program, focusing on higher value synthetic crude oil (SCO) production through the transfer of curtailment allotment credits among the company's assets. Given our planned maintenance, there was limited availability and opportunity to purchase production quotas from other operators in the quarter.

Oil Sands operations production was 422,200 bbls/d in the third quarter of 2019, compared to 476,100 bbls/d in the prior year quarter. The decrease in production was primarily due to planned upgrader maintenance and mandatory production curtailments in the province of Alberta, which resulted in a decrease in upgrader utilization to 91% in the third quarter of 2019, compared to 95% in the prior year quarter. Production of non-upgraded bitumen from the company's In Situ assets was 105,200 bbls/d in the third quarter of 2019, compared to 146,000 bbls/d in the prior year quarter, primarily impacted by mandatory production curtailments as the company maximized the production to the upgrader to produce higher value SCO barrels in the third quarter of 2019.

Oil Sands operations cash operating costs(1) per barrel increased to $26.60 in the third quarter of 2019, from $22.00 in the prior year quarter, primarily due to the impact of mandatory production curtailments and conscious changes in our production mix to maximize value, planned maintenance and an increase in contractor mining costs.

Suncor's share of production from Fort Hills averaged 85,500 bbls/d in the third quarter of 2019, compared to 69,400 bbls/d in the prior year quarter, with the increase in production attributable to the ramp up of operations, partially offset by mandatory production curtailments. Fort Hills cash operating costs(1) per barrel were $24.25 in the third quarter of 2019, compared to $33.45 in the prior year quarter, with the improvement attributable to the increase in production and a reduction in total Fort Hills cash operating costs.

Suncor's share of Syncrude production was 162,300 bbls/d in the third quarter of 2019, compared to 106,200 bbls/d in the prior year quarter. The increase in production was primarily due to planned maintenance in the current quarter having a smaller impact on production compared to the unplanned maintenance in the prior year quarter. Upgrader utilization at Syncrude was 80% in the third quarter of 2019, compared to 52% in the prior year quarter.

Syncrude cash operating costs(1) per barrel were $40.50 in the third quarter of 2019, a decrease from $63.85 in the prior year quarter, due primarily to the increase in production.

Production volumes at E&P were 92,300 boe/d in the third quarter of 2019, compared to 92,100 boe/d in the prior year quarter. Increased production from Hebron and Oda, which began production in the first quarter of 2019, was partially offset by an unplanned outage at Hibernia, which was resolved by the end of the third quarter, and natural declines at Golden Eagle and Buzzard.

Refinery crude throughput was 463,700 bbls/d and refinery utilization was 100% in the third quarter of 2019, which was comparable to 457,200 bbls/d and a refinery utilization rate of 99% in the prior year quarter.

Refined product sales increased in the third quarter of 2019 to 572,000 bbls/d, compared to 565,500 bbls/d in the prior year quarter, reflecting strong retail volumes.

"We continue to deliver on our commitment to operational excellence through reliable operations across our upstream assets and at our refineries where we achieved refinery utilization of 100%," said Little. "We had record retail sales and a solid performance in our upstream assets despite planned maintenance and the impact of the mandatory production curtailment."

(1)
Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of the MD&A.
2019 THIRD QUARTER Suncor Energy Inc. 3

Strategy Update

Suncor remains focused on maximizing the return to our shareholders through the repurchase of 19.2 million common shares for $756 million under the company's normal course issuer bid and $650 million of dividends paid during the third quarter of 2019. The company also reduced debt by $572 million during the period. Suncor has returned $3.792 billion in dividends and share repurchases to shareholders, representing 46% of total funds from operations, and reduced its debt by $970 million in 2019, reflecting continued flexibility in the company's capital allocation strategy.

Suncor continues to advance projects and investments intended to incrementally and sustainably grow annual free funds flow by strategically investing in production growth of existing assets, and reducing operating and sustainment costs, while moving forward in the areas of safety, reliability and sustainability.

The company incurred $1.487 billion in capital expenditures, excluding capitalized interest in the third quarter of 2019, an increase from $1.180 billion in the prior year quarter. The increase was driven primarily by a more significant planned maintenance program at both Oil Sands operations and Syncrude.

During the third quarter of 2019, Suncor announced that it is replacing its coke-fired boilers with a cogeneration facility at its Oil Sands Base Plant. The facility will provide reliable steam generation required for Suncor's extraction and upgrading operations and is expected to reduce the company's greenhouse gas (GHG) emissions intensity associated with steam production at Oil Sands Base Plant by approximately 25%. The project is estimated to cost $1.4 billion and is expected to be in-service in the second half of 2023.

In the third quarter of 2019, construction on the interconnecting pipeline between Suncor's Oil Sands Base Plant and Syncrude continued in anticipation of an in-service date in the second half of 2020. The bi-directional pipeline is expected to enhance integration between these assets and increase reliability at Syncrude.

"The new cogeneration facility sanctioned this quarter represents meaningful progress towards our initiatives of reducing our greenhouse gas emissions intensity and increasing our structural free funds flow," said Little. "This project, together with the Syncrude interconnecting pipeline, autonomous haul trucks and tailings technology advancements, are expected to generate approximately half of our $2 billion of structural free funds flow target and underscores our commitment to deliver growth that is economically robust, sustainability minded and technologically progressive."

The company's continued focus on strategic production growth of existing assets includes developing step-out opportunities and asset extensions within our offshore business in the E&P segment. Drilling activity at Hebron is ongoing and production continues to ramp up. The seventh and eighth production wells came online during the third quarter and contributed to the asset reaching its nameplate production ahead of schedule. Other E&P activity in the third quarter included development drilling at Hibernia, Buzzard and Terra Nova, and development work on Fenja and the West White Rose Project.

Suncor remains committed to its goal to reduce total GHG emissions intensity by 30% by 2030 and continues to invest in low-carbon innovation aimed at lowering the company's carbon footprint. In the third quarter of 2019, the company finalized investments focused on clean technology and continued development of a network of fast-charging electric vehicle stations across Canada. Subsequent to the quarter, Suncor finalized an additional $50 million equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer. These investments, in addition to the sanctioning of the cogeneration assets, are critical projects that are expected to advance the company's sustainability and technology initiatives in the transition to a lower carbon world.

4 2019 THIRD QUARTER Suncor Energy Inc.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net earnings	1 035	1 812	5 234	3 573

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	127	(195)	(355)	352

Impact of income tax rate adjustment on deferred taxes(2)	—	—	(1 116)	—

Gain on significant disposal(3)	(48)	(60)	(187)	(193)

Operating earnings(1)	1 114	1 557	3 576	3 732

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

Suncor has updated its production and other information in its 2019 corporate guidance, previously updated on July 24, 2019.

The total production outlook range has been updated from 780,000 – 820,000 boe/d to 780,000 – 790,000 boe/d to reflect the impact of production for the first nine months of 2019 and the planned fourth quarter production given the higher levels of mandatory production curtailment. Oil Sands operations production has been updated from 410,000 – 440,000 bbls/d to 410,000 – 425,000 bbls/d, Fort Hills production has been updated from 85,000 – 95,000 bbls/d to 85,000 – 90,000 bbls/d, and E&P production has been updated from 105,000 – 115,000 boe/d to 105,000 – 110,000 boe/d. As a result of the changes to the Oil Sands operations production range, the SCO sales range has narrowed from 315,000 – 335,000 bbls/d to 315,000 – 320,000 bbls/d.

Oil Sands operations cash operating costs per barrel have been updated to $27.00 – $28.00 from $24.00 – $26.50, reflecting mandatory production curtailment, the impact of conscious decisions taken to change the production mix to maximize the value of the barrels while operating under curtailment, and higher maintenance and contractor costs.

East Coast Canada royalties have been updated from 17% – 21% to 13% – 17%, with the decrease in royalty rates attributed to the change in production mix among the company's East Coast assets.

Suncor has also updated its full year business environment outlook assumptions for Brent Sullom Voe from US$66.00/bbl to US$63.00/bbl, WTI at Cushing from US$58.00/bbl to US$56.00/bbl, AECO – C Spot from $1.70/GJ to $1.50/GJ, New York Harbor 2-1-1 crack from US$19.00/bbl to US$20.00/bbl, and the Cdn$/US$ exchange rate from 0.76 to 0.75, due to changes in key forward curve pricing for the remainder of the year. For further details and advisories regarding Suncor's 2019 annual guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.

2019 THIRD QUARTER Suncor Energy Inc. 5

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 30, 2019

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2018, dated February 28, 2019 (the 2018 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2019, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2018 and the 2018 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2019 (the 2018 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16), which replaced the previous leasing standard IAS 17 Leases (IAS 17), and requires the recognition of all leases on the balance sheet, with optional exemptions for short-term leases where the term is twelve months or less and for leases of low value. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating. Please refer to note 3 in the company's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2019 for further information. The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no re-statement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis.

6 2019 THIRD QUARTER Suncor Energy Inc.

Beginning in the first quarter of 2019, results from the company's Energy Trading business have been included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change.

Also beginning in the first quarter of 2019, the company revised the classification of its capital expenditures into "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company. There is no impact to overall capital expenditures, and comparative periods have been restated to reflect this change. Refer to the Capital Investment Update section of this MD&A for further details.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, free funds flow, discretionary free funds flow, and last-in, first-out (LIFO) inventory valuation methodology and related per share amounts – are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow, refining margin and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

2019 THIRD QUARTER Suncor Energy Inc. 7

2. THIRD QUARTER HIGHLIGHTS

•
Third quarter financial results

•
Suncor's net earnings were $1.035 billion ($0.67 per common share) in the third quarter of 2019, compared to $1.812 billion ($1.12 per common share) in the prior year quarter. In addition to the factors impacting operating earnings discussed below, net earnings for the third quarter of 2019 included a $127 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and an after-tax gain of $48 million in the Exploration and Production (E&P) segment related to a non-core asset sale. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $195 million on the revaluation of U.S. dollar denominated debt and an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project.

•
Suncor's third quarter 2019 operating earnings(1) were $1.114 billion ($0.72 per common share), compared to $1.557 billion ($0.96 per common share) in the prior year quarter, with the decrease in operating earnings primarily related to a weaker business environment resulting in a decrease in crude oil price realizations and lower refining margins. Partially offsetting these were higher crude oil production, increased refinery crude throughput, and the impact of a weaker Canadian dollar on U.S. dollar denominated sales, as detailed in the Segment Results and Analysis section of this MD&A.

•
Funds from operations(1) were $2.675 billion ($1.72 per common share) in the third quarter of 2019, compared to $3.139 billion ($1.94 per common share) in the third quarter of 2018, and were influenced primarily by the same factors impacting operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.136 billion ($2.02 per common share) for the third quarter of 2019, compared to $4.370 billion ($2.70 per common share) for the third quarter of 2018, with both periods reflecting a source of cash from working capital.

•
Syncrude production increased to 162,300 bbls/d, compared to 106,200 bbls/d in the prior year quarter. Production increased due to improved reliability, which was partially offset by planned maintenance and mandatory production curtailments, resulting in upgrader utilization of 80% in the third quarter of 2019, compared to 52% in the prior year quarter.

•
Fort Hills production increased to 85,500 bbls/d compared to 69,400 bbls/d in the prior year quarter. The ramp up of Fort Hills operations throughout 2018 drove the increase in production, which was partially offset by mandatory production curtailments. Fort Hills cash operating costs(1) per barrel were $24.25 in the third quarter of 2019, compared to $33.45 in the prior year quarter, with the improvement attributable to the increase in production and a reduction in total cash operating costs.

•
Refining and Marketing (R&M) achieved full refinery utilization. R&M delivered quarterly crude throughput of 463,700 bbls/d and record refined product sales of 572,000 bbls/d in the third quarter of 2019, compared to 457,200 bbls/d and 565,500 bbls/d respectively, in the prior year quarter. Refinery utilization averaged 100% for the quarter.

•
Ramp up of Hebron continues after completion of the seventh and eighth production wells. Production at Hebron was 23,600 bbls/d in the third quarter of 2019, compared to 14,400 bbls/d in the prior year quarter, reaching nameplate production ahead of schedule.

•
Investment in low-carbon power cogeneration. In the third quarter of 2019, Suncor announced that it is replacing its coke-fired boilers with a new cogeneration facility at its Oil Sands Base Plant. The cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations and are expected to reduce the greenhouse gas (GHG) emissions intensity associated with steam production at Base Plant by approximately 25%. The project is estimated to cost $1.4 billion and is expected to be in-service in the second half of 2023.

•
Increased share repurchases and dividends.  During the third quarter of 2019, the company demonstrated its flexible capital allocation program by taking advantage of market conditions to accelerate its share buybacks under its normal course issuer bid (NCIB). The company repurchased $756 million of its common shares and paid $650 million to shareholders through dividends during the third quarter of 2019. In the third quarter of 2019, the company repurchased 19.2 million common shares, representing 1.2% of the total outstanding common shares, compared to 16.8 million common shares in the third quarter of 2018, representing a 14% increase.

•
Reduction of debt. During the third quarter of 2019, the company continued to strengthen the balance sheet and repaid $572 million of debt, further improving the company's liquidity and balance sheet flexibility.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
8 2019 THIRD QUARTER Suncor Energy Inc.

3. CONSOLIDATED FINANCIAL INFORMATION(1)

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net earnings (loss)

Oil Sands	505	822	2 255	1 322

Exploration and Production	219	222	1 167	922

Refining and Marketing	668	932	2 442	2 392

Corporate and Eliminations	(357)	(164)	(630)	(1 063)

Total	1 035	1 812	5 234	3 573

Operating earnings (loss)(2)

Oil Sands	505	762	1 345	1 262

Exploration and Production	171	222	910	789

Refining and Marketing	668	932	2 354	2 392

Corporate and Eliminations	(230)	(359)	(1 033)	(711)

Total	1 114	1 557	3 576	3 732

Funds from (used in) operations(2)

Oil Sands	1 606	1 884	4 656	4 357

Exploration and Production	379	443	1 588	1 448

Refining and Marketing	885	1 122	3 070	2 925

Corporate and Eliminations	(195)	(310)	(1 049)	(565)

Total	2 675	3 139	8 265	8 165

Decrease (increase) in non-cash working capital	461	1 231	(148)	(625)

Cash flow provided by operating activities	3 136	4 370	8 117	7 540

Capital and exploration expenditures(3)

Asset sustainment and maintenance	966	753	2 201	2 693

Economic investment	521	427	1 497	1 438

Total	1 487	1 180	3 698	4 131

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Discretionary free funds flow(2)	1 043	1 789	4 050	3 668

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. Discretionary free funds flow for the three and nine months ended September 30, 2018 have been restated for the impact of the change to the company's classification of asset sustainment and maintenance capital expenditures. Refer to the Capital and Investment Update section of this MD&A for further details.

(3)
Excludes capitalized interest of $29 million in the third quarter of 2019 and $26 million in the third quarter of 2018 and reflects the company's revised capital expenditure classification. Refer to the Capital and Investment Update section of this MD&A for further details.
2019 THIRD QUARTER Suncor Energy Inc. 9

Operating Highlights

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Production volumes by segment

Oil Sands (mbbls/d)	670.0	651.7	673.1	591.0

Exploration and Production (mboe/d)	92.3	92.1	103.6	107.9

Total (mboe/d)	762.3	743.8	776.7	698.9

Refinery utilization (%)	100	99	94	91

Refinery crude oil processed (mbbls/d)	463.7	457.2	436.0	418.3

Net Earnings

Suncor's consolidated net earnings for the third quarter of 2019 were $1.035 billion, compared to $1.812 billion for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A.

Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $127 million for the third quarter of 2019, compared to a gain of $195 million for the third quarter of 2018.

•
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net earnings	1 035	1 812	5 234	3 573

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	127	(195)	(355)	352

Impact of income tax rate adjustment on deferred taxes(2)	—	—	(1 116)	—

Gain on significant disposal(3)	(48)	(60)	(187)	(193)

Operating earnings(1)	1 114	1 557	3 576	3 732

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam) for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company's mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction. The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project.
10 2019 THIRD QUARTER Suncor Energy Inc.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's third quarter 2019 operating earnings were $1.114 billion ($0.72 per common share), compared to $1.557 billion ($0.96 per common share) in the prior year quarter. Highlights of the third quarter included higher overall crude oil production and refinery crude throughput as compared to the prior year quarter. Higher production at Syncrude and the ramp up of Fort Hills and Hebron production over the last year increased crude output during the third quarter of 2019, which was partially offset by planned maintenance, the impact of the Alberta government's mandatory production curtailments and an unplanned outage at Hibernia, which was resolved by the end of the third quarter. In addition, operating earnings were positively impacted by the realization of intersegment profit on inventory transfers, compared to the elimination of intersegment profit in the prior year quarter.

The decrease in operating earnings was primarily related to a weaker business environment, which drove lower overall crude price realizations and lower refining margins, as well as an increase in operating and transportation expenses.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Oil Sands	15	8	53	63

Exploration and Production	2	1	6	6

Refining and Marketing	8	4	30	32

Corporate and Eliminations	27	19	107	130

Total share-based compensation expense	52	32	196	231

The after-tax share-based compensation expense increased to $52 million during the third quarter of 2019, compared to an expense of $32 million during the prior year quarter, as a result of an increase in the company's share price through the period, compared to a decrease in the prior year quarter.

2019 THIRD QUARTER Suncor Energy Inc. 11

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for the three months ended September 30			Average for the nine months ended September 30
		2019	2018	2019	2018

WTI crude oil at Cushing	US$/bbl	56.45	69.50	57.05	66.80

Dated Brent crude	US$/bbl	61.90	75.25	64.65	72.15

Dated Brent/Maya FOB price differential	US$/bbl	5.20	10.20	5.45	10.75

MSW at Edmonton	Cdn$/bbl	68.35	82.10	69.60	77.85

WCS at Hardisty	US$/bbl	44.20	47.35	45.30	44.90

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.25)	(22.15)	(11.75)	(21.90)

SYN-WTI differential	US$/bbl	0.40	(0.90)	(0.55)	(1.00)

Condensate at Edmonton	US$/bbl	52.00	66.80	52.80	66.30

Natural gas (Alberta spot) at AECO	Cdn$/mcf	0.95	1.20	1.50	1.50

Alberta Power Pool Price	Cdn$/MWh	46.85	54.45	57.55	48.40

New York Harbor 2-1-1 crack(1)	US$/bbl	20.45	20.25	20.45	19.20

Chicago 2-1-1 crack(1)	US$/bbl	17.05	20.00	17.95	16.75

Portland 2-1-1 crack(1)	US$/bbl	23.90	22.05	24.15	23.20

Gulf Coast 2-1-1 crack(1)	US$/bbl	20.00	19.35	19.85	18.20

Exchange rate	US$/Cdn$	0.76	0.77	0.75	0.78

Exchange rate (end of period)	US$/Cdn$	0.76	0.77	0.76	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada, which influences SCO differentials. Price realizations in the third quarter of 2019 for sweet SCO were unfavourably impacted by a decrease in WTI at Cushing to US$56.45/bbl, compared to US$69.50/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $68.35/bbl compared to $82.10/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to US$44.20/bbl in the third quarter of 2019, from US$47.35/bbl in the prior year quarter, which was less than the decrease in WTI as a result of narrowing heavy crude differentials in part due to mandatory production curtailments in Alberta. Sweet and sour SCO differentials in the third quarter of 2019 were favourable when compared to the third quarter of 2018.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices were favourably impacted by narrower heavy crude oil differentials in the third quarter of 2019.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude, which decreased to US$61.90/bbl in the third quarter of 2019, compared to US$75.25/bbl in the prior year quarter.

12 2019 THIRD QUARTER Suncor Energy Inc.

Suncor's refining margins are primarily influenced by industry benchmark crack spreads and although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which more appropriately reflects the company's refined product mix of gasoline and distillates. Benchmark crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. More complex refineries can earn greater refining margin by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins at a specific refinery. Crack spreads are based on current crude feedstock prices, whereas actual earnings are based on first-in, first-out (FIFO) inventory accounting where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are determined by actual crude purchase costs, refinery configuration, production mix and realized prices for refined product sales in markets unique to each refinery.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $0.95/mcf in the third quarter of 2019, from $1.20/mcf in the prior year quarter.

Excess electricity produced in Suncor's Oil Sands operations and at Fort Hills is sold to the Alberta Electric System Operator, with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $46.85/MWh in the third quarter of 2019, compared to $54.45/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar weakened in relation to the U.S. dollar during the third quarter of 2019, as the average exchange rate decreased to US$0.76 per one Canadian dollar from US$0.77 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the third quarter of 2019.

Suncor also has assets and liabilities, including approximately 65% of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2019 THIRD QUARTER Suncor Energy Inc. 13

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS(1)

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Gross revenues	4 601	4 815	13 922	12 594

Less: Royalties	(235)	(161)	(774)	(331)

Operating revenues, net of royalties	4 366	4 654	13 148	12 263

Net earnings	505	822	2 255	1 322

Impact of income tax rate adjustment on deferred taxes(2)	—	—	(910)	—

Gain on significant disposal(3)	—	(60)	—	(60)

Operating earnings(4)	505	762	1 345	1 262

Funds from operations(4)	1 606	1 884	4 656	4 357

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In the second quarter of 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
The third quarter of 2018 included an after-tax gain of $60 million on the sale of the company's interest in the Joslyn Oil Sands mining project.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

The Oil Sands segment had operating earnings of $505 million in the third quarter of 2019, compared to $762 million in the prior year quarter. The decrease was primarily due to lower benchmark crude prices, higher operating, selling and general expenses, and an increase in royalties. The decrease was partially offset by higher overall production volumes due to stronger Syncrude production and the ramp up of Fort Hills production, as well as higher bitumen crude price realizations due to mandatory production curtailments.

14 2019 THIRD QUARTER Suncor Energy Inc.

Production Volumes(1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2019	2018	2019	2018

Upgraded product (SCO and diesel)	325.3	338.5	326.5	291.1

Internally consumed diesel(2)	(8.3)	(8.4)	(8.7)	(8.4)

Total Oil Sands operations upgraded product	317.0	330.1	317.8	282.7

In Situ non-upgraded bitumen	105.2	146.0	93.3	130.9

Total Oil Sands operations production	422.2	476.1	411.1	413.6

Fort Hills bitumen	85.5	69.4	84.4	56.9

Internally upgraded bitumen from froth	—	—	—	(1.7)

Total Fort Hills bitumen production	85.5	69.4	84.4	55.2

Syncrude (sweet SCO and diesel)	164.7	107.6	180.1	124.3

Internally consumed diesel(2)	(2.4)	(1.4)	(2.5)	(2.1)

Total Syncrude production	162.3	106.2	177.6	122.2

Total Oil Sands production	670.0	651.7	673.1	591.0

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers and bitumen froth from Fort Hills can be sent to Oil Sands Base for further processing into SCO. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills uses internally produced diesel from Oil Sands Base within its mining operations. Of the 8,300 bbls/d of internally consumed diesel at Oil Sands operations in the third quarter of 2019, 6,600 bbls/d was consumed at Oil Sands Base and 1,700 bbls/d, net, was consumed at Fort Hills. Oil Sands operations utilization rates are calculated net of Oil Sands Base internally consumed diesel, but inclusive of diesel consumed internally at Fort Hills. Syncrude utilization rates are calculated using intermediate sour production.

Oil Sands operations production decreased to 422,200 bbls/d in the third quarter of 2019, from 476,100 bbls/d in the prior year quarter, primarily due to planned maintenance and mandatory production curtailments in the province of Alberta, which resulted in upgrader utilization declining to 91% in the third quarter of 2019, compared to 95% in the prior year period. The company sought to minimize the impact of mandatory production curtailments by allocating curtailment allotment credits between Oil Sands assets on an opportunistic basis, as well as maximizing the production to the upgrader to produce higher value SCO barrels in the third quarter of 2019, resulting in decreased production of In Situ non-upgraded bitumen. Given our planned maintenance, there was limited availability and opportunity to purchase production quotas from other operators in the quarter.

Fort Hills production, net to Suncor, increased to 85,500 bbls/d of bitumen in the third quarter of 2019, compared to 69,400 bbls/d in the prior year quarter. The increase was due to the successful ramp up of operations throughout 2018, partially offset by the impact of mandatory production curtailments.

Suncor's share of Syncrude production was 162,300 bbls/d in the third quarter of 2019, compared to 106,200 bbls/d in the prior year quarter. The increase in production was primarily due to improved reliability at Syncrude, partially offset by planned maintenance that commenced in the quarter and the impact of mandatory production curtailments. Production in the prior year quarter was impacted by extended planned maintenance and a power disruption that occurred late in the second quarter of 2018.

2019 THIRD QUARTER Suncor Energy Inc. 15

Sales Volumes

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2019	2018	2019	2018

Oil Sands operations sales volumes

Sweet SCO	116.1	129.5	116.0	91.3

Diesel	20.1	34.7	24.7	29.2

Sour SCO	184.6	162.8	177.3	166.6

Upgraded product	320.8	327.0	318.0	287.1

In Situ non-upgraded bitumen	110.2	131.4	93.0	121.2

Oil Sands operations	431.0	458.4	411.0	408.3

Fort Hills bitumen	91.6	61.6	84.1	44.8

Syncrude	162.3	106.2	177.6	122.2

Total	684.9	626.2	672.7	575.3

Sales volumes for Oil Sands operations were 431,000 bbls/d in the third quarter of 2019, compared to 458,400 bbls/d in the prior year quarter, and were influenced by the same factors influencing production as noted above, partially offset by a draw of crude inventory.

Bitumen sales at Fort Hills increased to 91,600 bbls/d, net to Suncor, in the third quarter of 2019, from 61,600 bbls/d in the prior year quarter, consistent with the increase in production combined with a draw of inventory.

Bitumen Production

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Oil Sands Base

Bitumen production (mbbls/d)	301.0	323.4	289.8	252.2

Bitumen ore mined (thousands of tonnes per day)	460.3	449.6	431.1	366.5

Bitumen ore grade quality (bbls/tonne)	0.65	0.72	0.67	0.69

In Situ

Bitumen production – Firebag (mbbls/d)	194.6	211.0	184.1	206.2

Steam-to-oil ratio – Firebag	2.7	2.7	2.7	2.6

Bitumen production – MacKay River (mbbls/d)	23.1	37.1	31.5	35.6

Steam-to-oil ratio – MacKay River	2.9	2.8	3.0	2.9

Total In Situ bitumen production (mbbls/d)	217.7	248.1	215.6	241.8

Total Oil Sands operations bitumen production (mbbls/d)	518.7	571.5	505.4	494.0

Fort Hills

Bitumen production (mbbls/d)	85.5	69.4	84.4	56.9

Bitumen ore mined (thousands of tonnes per day)	126.1	114.1	134.0	91.2

Bitumen ore grade quality (bbls/tonne)	0.68	0.61	0.63	0.62

Syncrude

Bitumen production (mbbls/d)	194.4	130.9	211.2	148.8

Bitumen ore mined (thousands of tonnes per day)	313.5	213.3	341.9	241.5

Bitumen ore grade quality (bbls/tonne)	0.62	0.61	0.62	0.62

Total Oil Sands bitumen production	798.6	771.8	801.0	699.7

16 2019 THIRD QUARTER Suncor Energy Inc.

Bitumen production at Oil Sands operations decreased in the third quarter of 2019 to 518,700 bbls/d, compared to 571,500 bbls/d in the prior year quarter. The decrease was primarily due to planned upgrader maintenance and mandatory production curtailments.

Fort Hills bitumen production increased in the third quarter of 2019 to 85,500 bbls/d, net to Suncor, from 69,400 bbls/d in the prior year quarter. The increase was primarily due to a ramp up of production throughout 2018, partially offset by the impact of mandatory production curtailments.

Bitumen production at Syncrude in the third quarter of 2019 increased to 194,400 bbls/d, net to Suncor, from 130,900 bbls/d in the prior year quarter. The increase was primarily due to improved upgrader reliability, partially offset by planned maintenance and the impact of mandatory production curtailments.

Price Realizations

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2019	2018	2019	2018

Oil Sands operations

SCO and diesel	68.11	82.95	69.24	78.06

Bitumen	42.21	36.62	44.59	35.65

Crude sales basket (all products)	61.49	69.67	63.67	65.47

Crude sales basket, relative to WTI	(13.07)	(20.59)	(12.15)	(20.17)

Fort Hills bitumen	48.50	53.43	51.74	51.44

Syncrude – sweet SCO	74.07	88.80	73.84	83.12

Syncrude, relative to WTI	(0.49)	(1.46)	(1.98)	(2.52)

Average price realizations at Oil Sands operations decreased to $61.49/bbl in the third quarter of 2019 from $69.67/bbl in the prior year quarter due to a decrease in the WTI benchmark, partially offset by narrower heavy crude oil differentials resulting from mandatory production curtailments in the province of Alberta, strengthening SCO differentials, and the impact of a weaker Canadian dollar.

Average price realizations for Fort Hills bitumen were $48.50/bbl in the third quarter of 2019 and were higher than In Situ bitumen realizations due to a higher proportion of sales being made in the U.S. mid-continent and the U.S. Gulf Coast, where Suncor is able to utilize its logistics network to access favourable pricing in the U.S. market, combined with the higher quality associated with paraffinic froth-treated bitumen produced at Fort Hills. Average price realizations were lower than the prior year quarter due to narrower location differentials in the third quarter of 2019.

Average price realizations at Syncrude decreased to $74.07/bbl in the third quarter of 2019 from $88.80/bbl in the prior year quarter due to the decrease in the WTI benchmark price, partially offset by the impact of a weaker Canadian dollar and narrower SCO differentials. Average Syncrude realizations were lower than the average quarterly benchmark due to a higher proportion of quarterly sales volumes occurring prior to planned maintenance, when the differential was at a discount.

Royalties

Royalties for the Oil Sands segment were higher in the third quarter of 2019 compared to the prior year quarter, primarily due to higher production at Syncrude.

Expenses and Other Factors

Oil Sands operating and transportation expenses for the third quarter of 2019 increased when compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs increased as a result of an increase in maintenance, contractor mining, and research and development costs.

At Fort Hills, operating costs in the third quarter of 2019 increased when compared to the prior year quarter primarily due to higher mining costs associated with increased production volumes, partially offset by a decrease in project startup expenses.

Suncor's share of Syncrude operating costs were comparable to the prior year quarter.

2019 THIRD QUARTER Suncor Energy Inc. 17

Oil Sands transportation costs increased primarily as a result of higher overall production and sales volumes, as compared to the prior year quarter.

DD&A and impairment expenses and exploration expense for the third quarter of 2019 were lower compared to the prior year quarter as the prior year period included a write-down of certain assets no longer being utilized by the company, partially offset by additional depreciation associated with the transition to IFRS 16.

Cash Operating Costs

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2019	2018	2019	2018

Oil Sands Operating, selling and general expense (OS&G)	2 009	1 855	6 042	5 579

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 156	1 006	3 496	3 133

Non-production costs(2)	(73)	(15)	(168)	(96)

Excess power capacity and other(3)	(64)	(50)	(181)	(157)

Inventory changes	19	28	16	11

Oil Sands operations cash operating costs(1)	1 038	969	3 163	2 891

Oil Sands operations cash operating costs ($/bbl)(1)	26.60	22.00	28.10	25.50

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	224	214	673	542

Non-production costs(2)	(23)	(26)	(95)	(96)

Inventory changes	(10)	26	5	98

Fort Hills cash operating costs(1)	191	214	583	543

Fort Hills cash operating costs ($/bbl)(1)	24.25	33.45	25.30	34.90

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	629	635	1 873	1 904

Non-production costs(2)	(24)	(11)	(62)	(26)

Syncrude cash operating costs(1)	605	624	1 811	1 878

Syncrude cash operating costs ($/bbl)(1)	40.50	63.85	37.35	56.25

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. Non-production costs at Fort Hills also include, but are not limited to, project startup costs, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel were $26.60 in the third quarter of 2019, compared to $22.00 in the prior year quarter, primarily as a result of the impact of the mandatory production curtailments and conscious changes in our production mix to maximize value, planned maintenance at Upgrader 2, which commenced late in the third quarter of 2019, and an increase in contractor mining costs. Total Oil Sands operations cash operating costs were $1.038 billion, compared to $969 million in the prior year quarter due to the same factors discussed above.

In the third quarter of 2019, non-production costs, which are excluded from Oil Sands operations cash operating costs, were higher than the prior year quarter, primarily due to an increase in research and development costs.

Fort Hills cash operating costs(1) per barrel averaged $24.25 in the third quarter of 2019, compared to $33.45 in the prior year quarter, reflecting the impact of higher production volumes in the current period and lower cash operating costs.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
18 2019 THIRD QUARTER Suncor Energy Inc.

Syncrude cash operating costs(1) per barrel were $40.50 in the third quarter of 2019, compared to $63.85 in the prior year quarter, with the decrease attributable to the increase in production noted above.

Results for the First Nine Months of 2019

Oil Sands net earnings were $2.255 billion for the first nine months of 2019, compared to $1.322 billion in the prior year period. In addition to the factors explained in operating earnings below, net earnings for the first nine months of 2019 included a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022. Net earnings for the first nine months of 2018 included an after-tax gain on the sale of the company's interest in the Joslyn Oil Sands mining project of $60 million in the third quarter of 2018.

Oil Sands operating earnings(1) for the first nine months of 2019 were $1.345 billion, compared to $1.262 billion for the same period in 2018. Operating earnings improved as a result of increased production volumes, partially offset by an increase in operating, selling and general expenses, as detailed below. Production improved as a result of the ramp up of Fort Hills operations and higher production at Syncrude, partially offset by the impact of mandatory production curtailments in 2019. Both periods were impacted by planned upgrader maintenance.

Funds from operations(1) for the first nine months of 2019 were $4.656 billion for the Oil Sands segment, compared to $4.357 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.

Oil Sands operations cash operating costs(1) per barrel averaged $28.10 for the first nine months of 2019, an increase from an average of $25.50 for the first nine months of 2018 due to the impact of mandatory production curtailments and conscious changes in our production mix to maximize value, and an increase in operating, selling and general expense related to higher contractor mining, commodity consumption, and maintenance costs.

Fort Hills cash operating costs(1) per barrel averaged $25.30 for the first nine months of 2019, compared to $34.90 for the same period of 2018, reflecting increased production, although production was limited by mandatory production curtailments.

Syncrude cash operating costs(1) per barrel averaged $37.35 for the first nine months of 2019, a decrease compared to $56.25 in the first nine months of 2018, due to an increase in production, although limited by mandatory production curtailments, with the prior year period impacted by a power disruption and extended planned maintenance, as well as a decrease in cash operating costs, which was primarily attributable to lower maintenance costs.

Planned Maintenance Update

Planned maintenance activity in the fourth quarter of 2019 includes maintenance events at Oil Sands operations Upgrader 2, Fort Hills and Syncrude. Planned maintenance at Fort Hills was completed subsequent to the third quarter. The impact of this maintenance is reflected in the company's 2019 guidance.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2019 THIRD QUARTER Suncor Energy Inc. 19

EXPLORATION AND PRODUCTION(1)

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Gross revenues(2)	681	875	2 461	2 823

Less: Royalties(2)	(32)	(91)	(219)	(238)

Operating revenues, net of royalties	649	784	2 242	2 585

Net earnings	219	222	1 167	922

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(3)	—	—	(70)	—

Gain on asset disposal(4)	(48)	—	(187)	(133)

Operating earnings(5)	171	222	910	789

Funds from operations(5)	379	443	1 588	1 448

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an entitlement basis and exclude an equal and offsetting gross up of revenues and royalties of $65 million in the third quarter of 2019 and $74 million in the third quarter of 2018, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(3)
In the second quarter of 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(4)
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.
20 2019 THIRD QUARTER Suncor Energy Inc.

Operating earnings for the E&P segment in the third quarter of 2019 decreased to $171 million, from $222 million in the prior year quarter, primarily as a result of lower crude price realizations and lower U.K. sales volumes, partially offset by lower royalties and financing expense and other. Financing and other expenses in the third quarter of 2019 were lower when compared to the third quarter of 2018, primarily due to a loss related to our equity investment in Canbriam that was recorded in the prior year quarter.

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

E&P Canada

Terra Nova (mbbls/d)	13.9	8.6	12.8	12.5

Hibernia (mbbls/d)	5.9	17.9	18.4	23.2

White Rose (mbbls/d)	6.2	8.0	3.5	7.6

Hebron (mbbls/d)	23.6	14.4	21.9	12.1

North America Onshore (mboe/d)	—	—	—	0.7

	49.6	48.9	56.6	56.1

E&P International

Buzzard (mboe/d)	29.2	29.6	33.6	36.4

Golden Eagle (mboe/d)	8.7	12.0	9.0	12.9

United Kingdom (mboe/d)	37.9	41.6	42.6	49.3

Norway – Oda (mboe/d)	2.7	—	2.3	—

Libya (mbbls/d)	2.1	1.6	2.1	2.5

	42.7	43.2	47.0	51.8

Total Production (mboe/d)	92.3	92.1	103.6	107.9

Total Sales Volumes (mboe/d)	92.5	96.5	103.4	109.4

Production volumes for E&P Canada were 49,600 boe/d in the third quarter of 2019, compared to 48,900 boe/d in the prior year quarter. The increase in production was primarily due to increased production from Hebron, partially offset by an unplanned outage at Hibernia which was resolved by the end of the third quarter, and the continued staged return of White Rose to normal operating rates.

E&P International production decreased to 42,700 boe/d, from 43,200 boe/d in the prior year quarter, primarily due to natural declines in the U.K., partially offset by increased production from the Oda project offshore Norway, which began production near the end of the first quarter of 2019 and averaged 2,700 boe/d in the third quarter of 2019.

E&P sales volumes decreased to 92,500 boe/d in the third quarter of 2019, compared to 96,500 boe/d in the prior year quarter, due to lift schedules.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2019	2018	2019	2018

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	79.39	97.22	85.04	91.28

E&P Canada – Natural gas ($/mcfe)	—	—	—	1.94

E&P International ($/boe)	75.10	92.24	82.17	88.01

Price realizations at both E&P Canada and E&P International in the third quarter of 2019 were lower than the prior year quarter due to the decrease in Brent crude benchmark pricing during the third quarter of 2019, partially offset by the impact of a weaker Canadian dollar on U.S. dollar denominated sales.

2019 THIRD QUARTER Suncor Energy Inc. 21

Royalties

E&P royalties in the third quarter of 2019 were lower due to lower royalty rates associated with production mix and lower crude price realizations.

Expenses and Other Factors

Operating and transportation expenses for the third quarter of 2019 were comparable to the prior year quarter.

DD&A and impairment expense in the third quarter of 2019 was lower when compared to the third quarter of 2018, primarily due to lower U.K. and Hibernia production, partially offset by an increase in Hebron production.

Results for the First Nine Months of 2019

Net earnings for E&P were $1.167 billion for the first nine months of 2019, compared to $922 million in the prior year period. In addition to the factors influencing operating earnings as discussed below, net earnings for the first nine months of 2019 included an after-tax gain of $139 million on the sale of the company's interest in Canbriam and a one-time deferred income tax recovery of $70 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022 and a $48 million after-tax gain on the sale of certain non-core assets during the third quarter of 2019.

Operating earnings for E&P for the first nine months of 2019 were $910 million, compared to $789 million in the first nine months of 2018. The increase was primarily due to the receipt of $264 million, after-tax, for insurance proceeds related to the company's Libyan assets and lower DD&A, partially offset by lower crude price realizations and higher exploration expense. The insurance proceeds received may be subject to provisional repayment that may be dependent on future performance and cash flows from Suncor's Libyan assets.

Funds from operations were $1.588 billion for the first nine months of 2019, compared to $1.448 billion for the first nine months of 2018, due to the same reasons influencing operating earnings noted above, adjusted for the impact of non-cash DD&A expense.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the fourth quarter of 2019.

22 2019 THIRD QUARTER Suncor Energy Inc.

REFINING AND MARKETING(1)

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Operating revenues	5 929	6 752	16 759	18 111

Net earnings	668	932	2 442	2 392

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	—	—	(88)	—

Operating earnings(3)	668	932	2 354	2 392

Funds from operations(3)	885	1 122	3 070	2 925

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In the second quarter of 2019, the company recorded a $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

R&M operating earnings in the third quarter of 2019 were $668 million, compared to $932 million in the prior year quarter. Higher refinery production and increased refined sales volumes were more than offset by lower refining margins, lower marketing margins, and increased DD&A and operating costs.

2019 THIRD QUARTER Suncor Energy Inc. 23

Volumes

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Crude oil processed (mbbls/d)

Eastern North America	209.5	211.6	198.6	203.8

Western North America	254.2	245.6	237.4	214.5

Total	463.7	457.2	436.0	418.3

Refinery utilization(1) (%)

Eastern North America	94	95	89	92

Western North America	106	102	99	89

Total	100	99	94	91

Refined product sales (mbbls/d)

Gasoline	256.8	261.0	246.3	245.7

Distillate	230.8	217.7	219.6	201.3

Other	84.4	86.8	75.1	79.3

Total	572.0	565.5	541.0	526.3

Refining margin(2) ($/bbl)	28.35	34.45	32.60	31.90

Refining operating expense(2) ($/bbl)	4.90	5.00	5.45	5.30

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. Refining margins include the impact of the FIFO method of inventory valuation.

Refinery crude throughput was 463,700 bbls/d in the third quarter of 2019, compared to 457,200 bbls/d in the prior year quarter. Both periods achieved high utilization rates at 100% and 99%, respectively.

Refined product sales increased in the third quarter of 2019 to 572,000 bbls/d, compared to 565,500 bbls/d in the prior year quarter, reflecting record retail sales volumes.

Prices and Margin

Realized refined product gross margins were lower in the third quarter of 2019, compared to the prior year quarter, and were influenced by the following:

•
Narrowing crude oil differentials, decrease in distillate and gasoline benchmark cracking margins, and unfavourable product location differentials partially offset by the impact of a weaker Canadian dollar.

•
In the third quarter of 2019, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in a negative impact on the company's results of $28 million, after-tax, compared to a negative impact on operating earnings of $23 million after-tax in the prior year quarter, for an overall unfavourable quarter-over-quarter impact of $5 million, after-tax.

Marketing gross margins in the third quarter of 2019 were lower than in the prior year quarter, primarily due to the impact of continued competitive pricing, partially offset by an increase in Canadian retail volumes.

Expenses and Other Factors

Operating expenses in the third quarter of 2019 increased compared to the prior year quarter, primarily due to higher refinery maintenance and business development costs.

DD&A increased in the third quarter of 2019 due to the accounting treatment of capital leases under IFRS 16.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
24 2019 THIRD QUARTER Suncor Energy Inc.

Results for the First Nine Months of 2019

Net earnings for R&M were $2.442 billion for the first nine months of 2019, compared to $2.392 billion in the prior year period. In addition to the factors influencing operating earnings explained below, net earnings for the first nine months of 2019 included a one-time deferred income tax recovery of $88 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Operating earnings for R&M in the first nine months of 2019 were $2.354 billion, compared to $2.392 billion in the first nine months of 2018, with the decrease attributable to narrower crude differentials and unfavourable product location differentials, higher operating, selling and general expense and an increase in DD&A, partially offset by a larger FIFO gain in the current period, an increase in refinery crude throughput, and refined product sales volumes. For the first nine months of 2019, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of $477 million after-tax, compared to $181 million after-tax in the first nine months of 2018.

Funds from operations were $3.070 billion in the first nine months of 2019, compared to $2.925 billion in the first nine months of 2018, and increased primarily due to the same factors that influenced operating earnings described above, adjusted for the impact of non-cash DD&A expense.

Planned Maintenance

The company has completed all major planned refinery maintenance for 2019 and there are no major events scheduled for the fourth quarter of 2019.

2019 THIRD QUARTER Suncor Energy Inc. 25

CORPORATE AND ELIMINATIONS(1)

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net loss	(357)	(164)	(630)	(1 063)

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	—	—	(48)	—

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	127	(195)	(355)	352

Operating loss(3)	(230)	(359)	(1 033)	(711)

Corporate	(255)	(278)	(818)	(698)

Eliminations	25	(81)	(215)	(13)

Funds used in operations(3)	(195)	(310)	(1 049)	(565)

(1)
Beginning in the first quarter of 2019, results from the company's Energy Trading business will be included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within Corporate results.

(2)
In the second quarter of 2019, the company recorded a $48 million deferred income tax recovery in the Corporate and Eliminations segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate

The Corporate operating loss was $255 million for the third quarter of 2019, compared to an operating loss of $278 million for the prior year quarter, with the improvement attributable to an operational foreign exchange gain, as compared to an operational foreign exchange loss in the prior year quarter, and lower interest expense, partially offset by an increase in share-based compensation expense. Suncor capitalized $29 million of its borrowing costs in the third quarter of 2019 as part of the cost of major development assets and construction projects in progress, compared to $26 million in the prior year quarter.

Eliminations

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2019, the company realized $25 million of after-tax intersegment profit due to a decrease in the proportion of Oil Sands inventory volumes at the company's refineries, compared to an elimination of $81 million of after-tax intersegment profit in the prior year quarter due to an increase in intersegment inventory volumes.

Results for the First Nine Months of 2019

The net loss for Corporate and Eliminations was $630 million for the first nine months of 2019, compared to $1.063 billion in the prior year period. In addition to the factors influencing operating earnings explained below, net earnings for the first nine months of 2019 included a $355 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a one-time deferred income tax recovery of $48 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022. Net earnings in the prior year period included an unrealized after-tax foreign exchange loss of $352 million on the revaluation of U.S. dollar denominated debt.

The operating loss for Corporate and Eliminations for the first nine months of 2019 was $1.033 billion, compared to $711 million in the first nine months of 2018. The increased loss was attributed to a significant elimination of profit held in intercompany inventory, an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year period, the prior period including the receipt of interest income related to a prior period tax settlement, lower capitalized interest and an increase in interest costs associated with IFRS 16, partially offset by lower share-based compensation accruals. The company capitalized $85 million of its borrowing costs in the first nine months of 2019, compared to $128 million in the first nine months of 2018, with the decrease resulting from the staged commissioning of Fort Hills in 2018. The elimination of intercompany profit in inventory was due to an increase in crude margins, partially offset by a decrease in intercompany inventory volumes.

Corporate and Eliminations funds used in operations for the first nine months of 2019 were $1.049 billion, compared to $565 million in the prior year period. In addition to the cash factors influencing operating earnings noted above, funds from operations in the first nine months of 2019 were favourably impacted by a decrease in share-based compensation payments.

26 2019 THIRD QUARTER Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Oil Sands	1 000	770	2 440	2 883

Exploration and Production	293	245	789	661

Refining and Marketing	202	180	504	667

Corporate and Eliminations	21	11	50	48

Total capital and exploration expenditures	1 516	1 206	3 783	4 259

Less: capitalized interest on debt	(29)	(26)	(85)	(128)

	1 487	1 180	3 698	4 131

Capital and Exploration Expenditures by Type, excluding capitalized interest(1)

	Three months ended September 30, 2019			Nine months ended September 30, 2019
($ millions)	Asset Sustainment and Maintenance(2)	Economic Investment(3)	Total	Asset Sustainment and Maintenance(2)	Economic Investment(3)	Total

Oil Sands

Oil Sands Base	507	18	525	1 126	57	1 183

In Situ	15	110	125	82	446	528

Fort Hills	95	16	111	265	62	327

Syncrude	206	21	227	337	22	359

Exploration and Production	—	278	278	3	748	751

Refining and Marketing	134	66	200	366	133	499

Corporate and Eliminations	9	12	21	22	29	51

	966	521	1 487	2 201	1 497	3 698

(1)
The classification of the company's capital expenditures has been updated to "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company.

(2)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by: ensuring compliance or maintaining relations with regulators and other stakeholders; maintaining current processing capacity; and delivering existing developed reserves.

(3)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company spent $1.487 billion on capital expenditures in the third quarter of 2019, excluding capitalized interest, an increase from $1.180 billion in the prior year quarter, with the increase driven by increased economic investment capital expenditures at In Situ, as well as increased asset sustainment and maintenance capital expenditures related to an increase in planned maintenance activities at Oil Sands Base.

Activity in the third quarter of 2019 is summarized by business unit below.

Oil Sands

Oil Sands Base capital and exploration expenditures were $525 million in the third quarter of 2019, the majority of which was focused on asset sustainment and maintenance activities related to the company's planned maintenance program, which included the commencement of planned maintenance at Upgrader 2, the continued development of tailings infrastructure, and other reliability and sustainment projects across the operations.

In Situ capital and exploration expenditures were $125 million in the third quarter of 2019 and were primarily directed towards economic investment activities, including well pad construction and drilling activities that are expected to maintain existing production levels at Firebag and MacKay River.

2019 THIRD QUARTER Suncor Energy Inc. 27

Capital expenditures at Fort Hills were $111 million in the third quarter of 2019, with the majority related to tailings infrastructure projects to sustain operations.

Syncrude capital and exploration expenditures were $227 million in the third quarter of 2019, the majority of which was for asset sustainment and maintenance capital expenditures focused on improving asset reliability.

Exploration and Production

Capital and exploration expenditures at E&P were $278 million in the third quarter of 2019 and were primarily focused on economic investment projects, including development drilling at Hibernia, Buzzard and Terra Nova, and development work on Fenja and the West White Rose Project.

Refining and Marketing

R&M capital expenditures were $200 million and were primarily related to the ongoing sustainment and enhancement to refinery and retail operations.

Corporate and Eliminations

Corporate capital expenditures were $21 million, primarily directed towards the company's information technology initiatives.

28 2019 THIRD QUARTER Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Previous leasing	Twelve months ended
	standard September 30 2019	IFRS 16 impact	IFRS 16 September 30 2019	September 30 2018

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	10.2	(0.3)	9.9	10.4

Including major projects in progress	9.9	(0.2)	9.7	9.7

Net debt to funds from operations(3) (times)	1.3	0.2	1.5	1.3

Interest coverage on long-term debt (times)

Earnings basis(4)	6.8	(0.2)	6.6	8.3

Funds from operations basis(3)(5)	13.4	(0.5)	12.9	14.7

Total debt to total debt plus shareholders' equity (%)	26.0	2.1	28.1	26.7

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 8.0% in the third quarter of 2019 excluding the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change, which the company recorded in the second quarter of 2019.

(3)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(4)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(5)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2019 capital spending program of $4.9 to $5.4 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the three months ended September 30, 2019, cash and cash equivalents increased to $2.089 billion, from $2.061 billion at June 30, 2019, due to cash flow provided by operating activities exceeding the company's capital and exploration expenditures, dividend requirements, the repurchase of $756 million of Suncor's own shares under its NCIB, and a net decrease of short-term debt of $572 million.

For the nine months ended September 30, 2019, cash and cash equivalents decreased to $2.089 billion, from $2.221 billion at December 31, 2018, with uses of cash in respect of the company's capital and exploration expenditures, dividend requirements, the repurchase of $1.822 billion of Suncor's own shares under its NCIB, and a net decrease of short-term and long-term debt of $970 million, marginally exceeding cash flow provided by operating activities.

2019 THIRD QUARTER Suncor Energy Inc. 29

As at September 30, 2019, the weighted average term to maturity of the company's short-term investment portfolio was approximately 16 days.

Available credit facilities for liquidity purposes at September 30, 2019 increased to $5.282 billion, compared to $3.608 billion at December 31, 2018, primarily as a result of a significant reduction in short-term indebtedness noted above.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At September 30, 2019, total debt to total debt plus shareholders' equity was 28.1% (December 31, 2018 – 28.3%) and now reflects the impact of additional lease liabilities of $1.792 billion recorded on January 1, 2019 as part of the adoption of IFRS 16. The company continues to be in compliance with all operating covenants.

($ millions, except as noted)	September 30 2019	December 31 2018(1)

Short-term debt	1 643	3 231

Current portion of long-term debt	—	191

Current portion of long-term lease liabilities	297	38

Long-term debt	13 098	12 668

Long-term lease liabilities	2 652	1 222

Total debt	17 690	17 350

Less: Cash and cash equivalents	2 089	2 221

Net debt	15 601	15 129

Shareholders' equity	45 184	44 005

Total debt plus shareholders' equity	62 874	61 355

Total debt to total debt plus shareholders' equity (%)	28.1	28.3

(1)
Excludes the impact of IFRS 16, which was prospectively adopted on January 1, 2019 in accordance with the standard.
30 2019 THIRD QUARTER Suncor Energy Inc.

Change in Debt

($ millions)	Three months ended September 30, 2019	Nine months ended September 30, 2019

Total debt – beginning of period	18 182	17 350

Increase in long-term debt	—	557

Decrease in short-term debt	(572)	(1 527)

January 1, 2019 increase in lease liabilities associated with IFRS 16	—	1 792

Increase in lease liability	31	123

Lease payments	(88)	(230)

Foreign exchange on debt, and other	137	(375)

Total debt – September 30, 2019	17 690	17 690

Less: Cash and cash equivalents – September 30, 2019	2 089	2 089

Net debt – September 30, 2019	15 601	15 601

The company's total debt decreased in the third quarter of 2019 due to a significant reduction of short-term indebtedness and lease principal payments made during the third quarter of 2019, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2019 and leases entered into during the period.

On a year-to-date basis, the company's total debt increased in 2019 due primarily to the impact of the adoption of IFRS 16, which added $1.792 billion in lease liability to the company's balance sheet, a net increase in long-term debt and leases entered into during the first nine months of 2019, partially offset by the repayment of $1.527 billion of short-term debt, favourable foreign exchange rates on U.S. dollar denominated debt, as compared to December 31, 2018, and lease principal payments made during the first nine months of 2019.

Common Shares

Outstanding Shares

(thousands)	September 30, 2019

Common shares	1 542 063

Common share options – exercisable	22 463

Common share options – non-exercisable	12 376

As at October 28, 2019, the total number of common shares outstanding was 1,537,072,943 and the total number of exercisable and non-exercisable common share options outstanding was 34,789,633. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Under the company's NCIB that commenced in the second quarter of 2019, Suncor may repurchase up to 50,252,231 common shares through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms between May 6, 2019 and May 5, 2020. Under the company's NCIB, 29,266,840 common shares have been purchased to date, 1.9% of the total outstanding common shares.

During the third quarter of 2019, Suncor repurchased and cancelled 19,206,250 common shares, representing 1.2% of the total outstanding common shares, at an average price of $39.38 per common share, for a total of $756 million, compared to the prior year quarter when the company repurchased and cancelled 16,841,078 common shares at an average price of $52.77 per common share, for a total of $889 million.

2019 THIRD QUARTER Suncor Energy Inc. 31

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2019	2018	2019	2018

Share repurchase activities (thousands of common shares)	19 206	16 841	44 158	37 700

Weighted average repurchase price per share (dollars per share)	39.38	52.77	41.26	50.05

Share repurchase cost	756	889	1 822	1 887

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2018 annual MD&A with no significant updates to note during the first nine months of 2019. Suncor does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

32 2019 THIRD QUARTER Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the Government of Alberta's mandatory production curtailments implemented in the first nine months of 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018	Mar 31 2018	Dec 31 2017

Total production (mboe/d)

Oil Sands	670.0	692.2	657.2	740.8	651.7	547.6	571.7	621.2

Exploration and Production	92.3	111.7	107.1	90.2	92.1	114.1	117.7	115.2

	762.3	803.9	764.3	831.0	743.8	661.7	689.4	736.4

Revenues and other income

Operating revenues, net of royalties	9 803	10 071	8 983	8 561	10 847	10 327	8 807	9 000

Other income (loss)	93	27	414	384	16	101	(57)	41

	9 896	10 098	9 397	8 945	10 863	10 428	8 750	9 041

Net earnings (loss)	1 035	2 729	1 470	(280)	1 812	972	789	1 382

per common share – basic (dollars)	0.67	1.74	0.93	(0.18)	1.12	0.60	0.48	0.84

per common share – diluted (dollars)	0.67	1.74	0.93	(0.18)	1.11	0.59	0.48	0.84

Operating earnings(1)	1 114	1 253	1 209	580	1 557	1 190	985	1 310

per common share – basic(1) (dollars)	0.72	0.80	0.77	0.36	0.96	0.73	0.60	0.79

Funds from operations(1)	2 675	3 005	2 585	2 007	3 139	2 862	2 164	3 016

per common share – basic(1) (dollars)	1.72	1.92	1.64	1.26	1.94	1.75	1.32	1.83

Cash flow provided by operating activities	3 136	3 433	1 548	3 040	4 370	2 446	724	2 755

per common share – basic (dollars)	2.02	2.19	0.98	1.90	2.70	1.50	0.44	1.67

ROCE(1) (%) for the twelve months ended	9.7	10.4	8.2	8.0	9.7	8.3	6.5	6.7

ROCE(1), excluding major projects in progress (%) for twelve months ended	9.9	10.6	8.3	8.2	10.4	9.5	7.8	8.6

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(127)	221	261	(637)	195	(218)	(329)	(91)

Common share information (dollars)

Dividend per common share	0.42	0.42	0.42	0.36	0.36	0.36	0.36	0.32

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	41.79	40.85	43.31	38.13	49.98	53.50	44.49	46.15

New York Stock Exchange (US$)	31.58	31.16	32.43	27.97	38.69	40.68	34.54	36.72

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2019 THIRD QUARTER Suncor Energy Inc. 33

Business Environment

(average for the three months ended)		Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018	Mar 31 2018	Dec 31 2017

WTI crude oil at Cushing	US$/bbl	56.45	59.85	54.90	58.85	69.50	67.90	62.90	55.40

Dated Brent crude	US$/bbl	61.90	68.85	63.20	67.80	75.25	74.40	66.80	61.40

Dated Brent/Maya FOB price differential	US$/bbl	5.20	6.90	5.00	4.35	10.20	12.40	7.70	9.60

MSW at Edmonton	Cdn$/bbl	68.35	73.40	66.45	42.70	82.10	80.95	72.45	69.30

WCS at Hardisty	US$/bbl	44.20	49.20	42.50	19.50	47.35	48.65	38.60	43.10

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(12.25)	(10.65)	(12.40)	(39.35)	(22.15)	(19.25)	(24.30)	(12.30)

SYN-WTI differential	US$/bbl	0.40	0.15	(2.30)	(21.60)	(0.90)	(0.65)	(1.45)	3.25

Condensate at Edmonton	US$/bbl	52.00	55.90	50.55	45.30	66.80	68.50	63.15	57.95

Natural gas (Alberta spot) at AECO	Cdn$/mcf	0.95	1.05	2.55	1.60	1.20	1.20	1.75	1.70

Alberta Power Pool Price	Cdn$/MWh	46.85	56.35	70.75	55.55	54.45	56.00	34.95	22.35

New York Harbor 2-1-1 crack(1)	US$/bbl	20.45	22.20	18.25	19.15	20.25	21.10	16.70	20.50

Chicago 2-1-1 crack(1)	US$/bbl	17.05	21.45	15.35	16.35	20.00	19.05	14.25	21.40

Portland 2-1-1 crack(1)	US$/bbl	23.90	26.85	19.35	22.25	22.05	28.65	21.00	23.55

Gulf Coast 2-1-1 crack(1)	US$/bbl	20.00	21.70	17.85	17.65	19.35	20.45	16.30	19.10

Exchange rate	US$/Cdn$	0.76	0.75	0.75	0.76	0.77	0.77	0.79	0.79

Exchange rate (end of period)	US$/Cdn$	0.76	0.76	0.75	0.73	0.77	0.76	0.78	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and though the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
34 2019 THIRD QUARTER Suncor Energy Inc.

8. OTHER ITEMS

Accounting Policies and new IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2018 annual MD&A and in note 3 of Suncor's unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2019.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2018 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2018 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 25 of the audited Consolidated Financial Statements for the year ended December 31, 2018, note 10 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2019, and the Financial Condition and Liquidity section of the 2018 annual MD&A.

Control Environment

Based on their evaluation as at September 30, 2019, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2019, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2019 corporate guidance, as set forth in Suncor's press release dated October 30, 2019, which is available on www.sedar.com.

2019 THIRD QUARTER Suncor Energy Inc. 35

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, LIFO inventory valuation methodology and related per share amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates and other income tax adjustments.
36 2019 THIRD QUARTER Suncor Energy Inc.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended September 30 ($ millions, except as noted)		2019	2018

Adjustments to net earnings

Net earnings		4 954	4 955

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		282	443

Net interest expense		625	445

	A	5 861	5 843

Capital employed – beginning of twelve-month period

Net debt		14 345	13 090

Shareholders' equity		45 800	45 378

		60 145	58 468

Capital employed – end of twelve-month period

Net debt		15 601	14 345

Shareholders' equity		45 184	45 800

		60 785	60 145

Average capital employed	B	60 729	60 146

ROCE – including major projects in progress (%)	A/B	9.7	9.7

Average capitalized costs related to major projects in progress	C	1 774	4 150

ROCE – excluding major projects in progress (%)	A/(B-C)	9.9	10.4

2019 THIRD QUARTER Suncor Energy Inc. 37

Funds From (Used In) Operations(1)

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net earnings (loss)	505	822	219	222	668	932	(357)	(164)	1 035	1 812

Adjustments for:

Depreciation, depletion, amortization and impairment	1 036	1 077	220	240	209	172	19	15	1 484	1 504

Deferred income taxes	62	121	19	(30)	19	42	(19)	27	81	160

Accretion	54	52	11	12	1	1	—	2	66	67

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	133	(216)	133	(216)

Change in fair value of financial instruments and trading inventory	(3)	10	(4)	(16)	(21)	13	—	—	(28)	7

Gain on disposal of assets	(3)	(106)	(77)	—	(1)	(1)	—	—	(81)	(107)

Share-based compensation	19	6	2	2	11	7	34	23	66	38

Exploration	—	—	—	—	—	—	—	—	—	—

Settlement of decommissioning and restoration liabilities	(105)	(99)	(11)	1	(7)	(7)	—	(1)	(123)	(106)

Other	41	1	—	12	6	(37)	(5)	4	42	(20)

Funds from (used in) operations	1 606	1 884	379	443	885	1 122	(195)	(310)	2 675	3 139

Decrease in non-cash working capital									461	1 231

Cash flow provided by operating activities									3 136	4 370

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.
38 2019 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net earnings (loss)	2 255	1 322	1 167	922	2 442	2 392	(630)	(1 063)	5 234	3 573

Adjustments for:

Depreciation, depletion, amortization and impairment	3 088	3 005	702	768	612	500	57	46	4 459	4 319

Deferred income taxes	(675)	262	(103)	(115)	(42)	91	(96)	42	(916)	280

Accretion	167	156	33	36	5	5	—	2	205	199

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(378)	402	(378)	402

Change in fair value of financial instruments and trading inventory	41	25	3	(52)	76	(5)	—	1	120	(31)

Gain on disposal of assets	(13)	(107)	(228)	(162)	(3)	(5)	—	—	(244)	(274)

Share-based compensation	(6)	(6)	(2)	(2)	(8)	(9)	(3)	(12)	(19)	(29)

Exploration	—	—	39	—	—	—	—	—	39	—

Settlement of decommissioning and restoration liabilities	(285)	(337)	(16)	(15)	(12)	(12)	—	(1)	(313)	(365)

Other	84	37	(7)	68	—	(32)	1	18	78	91

Funds from (used in) operations	4 656	4 357	1 588	1 448	3 070	2 925	(1 049)	(565)	8 265	8 165

Increase in non-cash working capital									(148)	(625)

Cash flow provided by operating activities									8 117	7 540

(1)
The three and nine months ended September 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

Free Funds Flow and Discretionary Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended Sept 30		Nine months ended Sept 30
($ millions)	2019	2018	2019	2018

Funds from operations	2 675	3 139	8 265	8 165

Asset sustainment and maintenance capital and dividends(1)	(1 632)	(1 350)	(4 215)	(4 497)

Discretionary free funds flow	1 043	1 789	4 050	3 668

(1)
The classification of the company's capital expenditures has been updated to "asset sustainment and maintenance" to better reflect the types of capital investments being made by the company. Comparative periods have been updated to reflect this change.
2019 THIRD QUARTER Suncor Energy Inc. 39

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, Syncrude and Fort Hills cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project startup costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of risk management gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2019	2018	2019	2018

Refining margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 653	1 987	5 440	5 411

Other income (loss)	13	10	42	(22)

Non-refining margin	(353)	(431)	(1 266)	(1 466)

Refining margin	1 313	1 566	4 216	3 923

Refinery production(1) (mbbls)	46 239	45 465	129 283	122 993

Refining margin ($/bbl)	28.35	34.45	32.60	31.90

Refining operating expense reconciliation

Operating, selling and general expense	531	519	1 597	1 505

Non-refining costs	(305)	(292)	(894)	(854)

Refining operating expense	226	227	703	651

Refinery production(1) (mbbls)	46 239	45 465	129 283	122 993

Refining operating expense ($/bbl)	4.90	5.00	5.45	5.30

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.
40 2019 THIRD QUARTER Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour
2019 THIRD QUARTER Suncor Energy Inc. 41

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in the MD&A include references to:

•
Suncor's ongoing commitment to shareholders and focus on maximizing the return to its shareholders;

•
That Suncor will continue to advance projects and investments intended to incrementally and sustainably grow its annual free funds flow by strategically investing in production growth of existing assets and reducing operating and sustainment costs, while moving forward in the areas of safety, reliability and sustainability;

•
Statements about the company's coke-fired boiler replacement program, including: that the units will provide reliable steam generation while contributing to our environmental and incremental free funds flow goals, the expectation that it will reduce Suncor's greenhouse gas emissions associated with steam production at Oil Sands Base Plant by approximately 25%, the estimated project cost of $1.4 billion and that it will be in-service in the second half of 2023;

•
The expectation that the interconnecting pipelines between Suncor's Oil Sands Base Plant and Syncrude will have an in-service date in the second half of 2020, enhance integration between these assets and increase reliability at Syncrude;

•
The expectation that the coke-fired boiler replacement program, together with the Syncrude interconnecting pipeline, autonomous haul trucks and tailings technology advancements will generate approximately half of Suncor's $2 billion of structural free funds flow target;

•
Suncor's commitment to deliver growth that is economically robust, sustainability minded and technologically progressive;

•
Statements about Suncor's goal to reduce total GHG emissions intensity by 30% by 2030 and that Suncor will continue to invest in low-carbon innovation aimed at lowering the company's carbon footprint;

•
The expectation that certain investments focused on clean technology, the continued development of a network of fast-charging electric vehicle stations across Canada, the investment of an additional $50 million equity investment in Enerkem Inc. and the sanctioning of the cogeneration assets will advance the company's sustainability and technology initiatives in the transition to a lower carbon world;

•
Statements with respect to planned maintenance events and the timing thereof, including the planned maintenance at Upgrader 2 and Syncrude;

•
Suncor's expectation that existing production levels at Firebag and MacKay River will be maintained due to well pad construction and drilling activities;

•
Suncor's planned 2019 capital spending program of $4.9 to $5.4 billion and the belief that Suncor will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
The objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;
42 2019 THIRD QUARTER Suncor Energy Inc.

•
The company's priority regarding the management of debt levels given the company's long-term growth plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on total production, Oil Sands operations production, Fort Hills production, E&P production, SCO sales range, Oil Sands operations cash operating costs per barrel and East Coast Canada royalties and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, AECO-C Spot, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the

2019 THIRD QUARTER Suncor Energy Inc. 43

company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2018 annual MD&A, the 2018 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

44 2019 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Revenues and Other Income

Operating revenues, net of royalties (note 4)	9 803	10 847	28 857	29 981

Other income (note 5)	93	16	534	60

	9 896	10 863	29 391	30 041

Expenses

Purchases of crude oil and products	3 402	3 901	9 309	10 804

Operating, selling and general	2 793	2 645	8 424	7 877

Transportation	378	348	1 075	957

Depreciation, depletion, amortization and impairment	1 484	1 504	4 459	4 319

Exploration	15	22	204	73

Gain on asset exchange and disposals (note 16)	(81)	(107)	(244)	(274)

Financing expenses (note 7)	433	85	562	1 190

	8 424	8 398	23 789	24 946

Earnings before Income Taxes	1 472	2 465	5 602	5 095

Income Tax Expense (Recovery)

Current	356	493	1 284	1 242

Deferred (note 15)	81	160	(916)	280

	437	653	368	1 522

Net Earnings	1 035	1 812	5 234	3 573

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	4	(66)	(144)	99

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	55	93	(258)	212

Other Comprehensive Income (Loss)	59	27	(402)	311

Total Comprehensive Income	1 094	1 839	4 832	3 884

Per Common Share (dollars) (note 8)

Net earnings – basic	0.67	1.12	3.34	2.19

Net earnings – diluted	0.67	1.11	3.34	2.18

Cash dividends	0.42	0.36	1.26	1.08

See accompanying notes to the condensed interim consolidated financial statements.
2019 THIRD QUARTER Suncor Energy Inc. 45

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	2 089	2 221

Accounts receivable	3 695	3 206

Inventories	3 682	3 159

Income taxes receivable	147	114

Total current assets	9 613	8 700

Property, plant and equipment, net (notes 3 and 12)	76 789	74 245

Exploration and evaluation	2 376	2 319

Other assets	1 289	1 126

Goodwill and other intangible assets	3 058	3 061

Deferred income taxes	210	128

Total assets	93 335	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	1 643	3 231

Current portion of long-term debt	—	229

Current portion of long-term lease liabilities (note 3)	297	—

Accounts payable and accrued liabilities	6 284	5 647

Current portion of provisions	709	667

Income taxes payable	1 126	535

Total current liabilities	10 059	10 309

Long-term debt	13 098	13 890

Long-term lease liabilities (note 3)	2 652	—

Other long-term liabilities	2 742	2 346

Provisions (note 11)	8 491	6 984

Deferred income taxes (note 15)	11 109	12 045

Equity	45 184	44 005

Total liabilities and shareholders' equity	93 335	89 579

See accompanying notes to the condensed interim consolidated financial statements.
46 2019 THIRD QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Operating Activities

Net Earnings	1 035	1 812	5 234	3 573

Adjustments for:

Depreciation, depletion, amortization and impairment	1 484	1 504	4 459	4 319

Deferred income tax expense (recovery)	81	160	(916)	280

Accretion	66	67	205	199

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	133	(216)	(378)	402

Change in fair value of financial instruments and trading inventory	(28)	7	120	(31)

Gain on asset exchange and disposals (note 16)	(81)	(107)	(244)	(274)

Share-based compensation	66	38	(19)	(29)

Exploration	—	—	39	—

Settlement of decommissioning and restoration liabilities	(123)	(106)	(313)	(365)

Other	42	(20)	78	91

Decrease (increase) in non-cash working capital	461	1 231	(148)	(625)

Cash flow provided by operating activities	3 136	4 370	8 117	7 540

Investing Activities

Capital and exploration expenditures	(1 516)	(1 206)	(3 783)	(4 259)

Acquisitions (notes 13 and 14)	—	(14)	—	(1 205)

Proceeds from disposal of assets (note 16)	96	48	262	52

Other investments (note 16)	(35)	(32)	(134)	(116)

Decrease (increase) in non-cash working capital	389	(98)	383	290

Cash flow used in investing activities	(1 066)	(1 302)	(3 272)	(5 238)

Financing Activities

Net (decrease) increase in short-term debt	(572)	(1 230)	(1 527)	749

Net (decrease) increase in long-term debt	—	(19)	557	(54)

Lease liability payments	(88)	—	(230)	—

Issuance of common shares under share option plans	18	26	59	282

Purchase of common shares (note 9)	(756)	(889)	(1 822)	(1 887)

Distributions relating to non-controlling interest	(2)	(2)	(6)	(4)

Dividends paid on common shares	(650)	(582)	(1 970)	(1 759)

Cash flow used in financing activities	(2 050)	(2 696)	(4 939)	(2 673)

Increase (Decrease) in Cash and Cash Equivalents	20	372	(94)	(371)

Effect of foreign exchange on cash and cash equivalents	8	(23)	(38)	31

Cash and cash equivalents at beginning of period	2 061	1 983	2 221	2 672

Cash and Cash Equivalents at End of Period	2 089	2 332	2 089	2 332

Supplementary Cash Flow Information

Interest paid	133	88	639	501

Income taxes paid (received)	482	(2)	880	662

See accompanying notes to the condensed interim consolidated financial statements.
2019 THIRD QUARTER Suncor Energy Inc. 47

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	3 573	3 573	—

Foreign currency translation adjustment	—	—	99	—	99	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $78	—	—	—	212	212	—

Total comprehensive income	—	—	99	3 785	3 884	—

Issued under share option plans	354	(72)	—	—	282	7 833

Purchase of common shares for cancellation (note 9)	(609)	—	—	(1 278)	(1 887)	(37 700)

Change in liability for share purchase commitment (note 9)	(38)	—	—	(103)	(141)	—

Share-based compensation	—	38	—	—	38	—

Dividends paid on common shares	—	—	—	(1 759)	(1 759)	—

At September 30, 2018	26 313	533	908	18 046	45 800	1 611 116

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact (note 3)	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	5 234	5 234	—

Foreign currency translation adjustment	—	—	(144)	—	(144)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $89	—	—	—	(258)	(258)	—

Total comprehensive (loss) income	—	—	(144)	4 976	4 832	—

Issued under share option plans	76	(16)	—	—	60	1 737

Purchase of common shares for cancellation (note 9)	(722)	—	—	(1 100)	(1 822)	(44 158)

Change in liability for share purchase commitment (note 9)	17	—	—	6	23	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(1 970)	(1 970)	—

At September 30, 2019	25 281	566	932	18 405	45 184	1 542 063

See accompanying notes to the condensed interim consolidated financial statements.
48 2019 THIRD QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing, primarily under the Petro-Canada brand.

The address of the company's registered office is 150 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2018.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2018. Adoption of the new accounting pronouncements are described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2018.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

2019 THIRD QUARTER Suncor Energy Inc. 49

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, where judgment is applied to determine the lease term of the lease contracts in which the company has a renewal option, using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. The company uses its incremental borrowing rate as the discount rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.
50 2019 THIRD QUARTER Suncor Energy Inc.

The following table reconciles the company's operating lease obligations at December 31, 2018, as previously disclosed in the company's consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018(1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Undiscounted lease commitments.

The following table summarizes the impact of adopting IFRS 16 on the company's consolidated balance sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) increase (decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined as the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon adoption. The weighted average rate of additional leases recognized in accordance with IFRS 16 was 3.85% as at January 1, 2019.

2019 THIRD QUARTER Suncor Energy Inc. 51

4. SEGMENTED INFORMATION (1)(2)

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	3 472	3 498	746	949	5 912	6 722	5	4	10 135	11 173

Intersegment revenues	1 129	1 317	—	—	17	30	(1 146)	(1 347)	—	—

Less: Royalties	(235)	(161)	(97)	(165)	—	—	—	—	(332)	(326)

Operating revenues, net of royalties	4 366	4 654	649	784	5 929	6 752	(1 141)	(1 343)	9 803	10 847

Other income (loss)	63	21	15	(8)	13	10	2	(7)	93	16

	4 429	4 675	664	776	5 942	6 762	(1 139)	(1 350)	9 896	10 863

Expenses

Purchases of crude oil and products	284	378	—	—	4 276	4 765	(1 158)	(1 242)	3 402	3 901

Operating, selling and general	2 009	1 855	129	127	531	519	124	144	2 793	2 645

Transportation	344	308	19	20	30	36	(15)	(16)	378	348

Depreciation, depletion, amortization and impairment	1 037	1 077	220	240	209	172	18	15	1 484	1 504

Exploration	2	3	13	19	—	—	—	—	15	22

Gain on asset exchange and disposals	(3)	(106)	(77)	—	(1)	(1)	—	—	(81)	(107)

Financing expenses (income)	94	62	20	17	6	(2)	313	8	433	85

	3 767	3 577	324	423	5 051	5 489	(718)	(1 091)	8 424	8 398

Earnings (Loss) before Income Taxes	662	1 098	340	353	891	1 273	(421)	(259)	1 472	2 465

Income Tax Expense (Recovery)

Current	95	155	102	161	204	299	(45)	(122)	356	493

Deferred	62	121	19	(30)	19	42	(19)	27	81	160

	157	276	121	131	223	341	(64)	(95)	437	653

Net Earnings (Loss)	505	822	219	222	668	932	(357)	(164)	1 035	1 812

Capital and Exploration Expenditures	1 000	770	293	245	202	180	21	11	1 516	1 206

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
52 2019 THIRD QUARTER Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	10 676	9 671	2 677	3 098	16 694	18 037	19	19	30 066	30 825

Intersegment revenues	3 246	2 923	—	—	65	74	(3 311)	(2 997)	—	—

Less: Royalties	(774)	(331)	(435)	(513)	—	—	—	—	(1 209)	(844)

Operating revenues, net of royalties	13 148	12 263	2 242	2 585	16 759	18 111	(3 292)	(2 978)	28 857	29 981

Other income (loss)	74	89	410	(66)	42	(22)	8	59	534	60

	13 222	12 352	2 652	2 519	16 801	18 089	(3 284)	(2 919)	29 391	30 041

Expenses

Purchases of crude oil and products	961	1 048	—	—	11 319	12 700	(2 971)	(2 944)	9 309	10 804

Operating, selling and general	6 042	5 579	391	352	1 597	1 505	394	441	8 424	7 877

Transportation	968	825	59	66	86	106	(38)	(40)	1 075	957

Depreciation, depletion, amortization and impairment	3 089	3 005	702	768	612	500	56	46	4 459	4 319

Exploration	114	30	90	43	—	—	—	—	204	73

Gain on asset exchange and disposals	(13)	(107)	(228)	(162)	(3)	(5)	—	—	(244)	(274)

Financing expenses	237	218	48	29	33	9	244	934	562	1 190

	11 398	10 598	1 062	1 096	13 644	14 815	(2 315)	(1 563)	23 789	24 946

Earnings (Loss) before Income Taxes	1 824	1 754	1 590	1 423	3 157	3 274	(969)	(1 356)	5 602	5 095

Income Tax (Recovery) Expense

Current	244	170	526	616	757	791	(243)	(335)	1 284	1 242

Deferred	(675)	262	(103)	(115)	(42)	91	(96)	42	(916)	280

	(431)	432	423	501	715	882	(339)	(293)	368	1 522

Net Earnings (Loss)	2 255	1 322	1 167	922	2 442	2 392	(630)	(1 063)	5 234	3 573

Capital and Exploration Expenditures	2 440	2 883	789	661	504	667	50	48	3 783	4 259

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
2019 THIRD QUARTER Suncor Energy Inc. 53

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended September 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	3 308	—	3 308	3 554	—	3 554

Bitumen	1 293	—	1 293	1 261	—	1 261

	4 601	—	4 601	4 815	—	4 815

Exploration and Production

Crude oil and natural gas liquids	393	352	745	488	458	946

Natural gas	—	1	1	—	3	3

	393	353	746	488	461	949

Refining and Marketing

Gasoline	2 704	—	2 704	3 120	—	3 120

Distillate	2 401	—	2 401	2 696	—	2 696

Other	824	—	824	936	—	936

	5 929	—	5 929	6 752	—	6 752

Corporate and Eliminations

	(1 141)	—	(1 141)	(1 343)	—	(1 343)

Total Revenue from Contracts with Customers	9 782	353	10 135	10 712	461	11 173

Nine months ended September 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	10 246	—	10 246	9 423	—	9 423

Bitumen	3 676	—	3 676	3 171	—	3 171

	13 922	—	13 922	12 594	—	12 594

Exploration and Production

Crude oil and natural gas liquids	1 391	1 282	2 673	1 454	1 631	3 085

Natural gas	—	4	4	3	10	13

	1 391	1 286	2 677	1 457	1 641	3 098

Refining and Marketing

Gasoline	7 470	—	7 470	8 428	—	8 428

Distillate	7 039	—	7 039	7 220	—	7 220

Other	2 250	—	2 250	2 463	—	2 463

	16 759	—	16 759	18 111	—	18 111

Corporate and Eliminations

	(3 292)	—	(3 292)	(2 978)	—	(2 978)

Total Revenue from Contracts with Customers	28 780	1 286	30 066	29 184	1 641	30 825

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trading activity relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
54 2019 THIRD QUARTER Suncor Energy Inc.

5. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Energy trading activities

Unrealized gains recognized in earnings	49	70	159	91

Losses on inventory valuation	(11)	(30)	(46)	(11)

Risk management activities(1)	44	(21)	(2)	(90)

Investment and interest income	36	9	86	15

Insurance proceeds(2)	—	—	397	33

Other	(25)	(12)	(60)	22

	93	16	534	60

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Nine months ended September 30, 2019 includes insurance proceeds for Libyan assets within the Exploration and Production segment (note 16) and nine months ended September 2019 and 2018 includes insurance proceeds for Syncrude within the Oil Sands segment.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense for all plans recorded within Operating, Selling and General expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Equity-settled plans	9	8	42	38

Cash-settled plans	58	36	211	277

	67	44	253	315

7. FINANCING EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Interest on debt	205	230	617	673

Interest on lease liabilities (note 3)	42	—	130	—

Capitalized interest	(29)	(26)	(85)	(128)

Interest expense	218	204	662	545

Interest on partnership liability	13	14	41	42

Interest on pension and other post-retirement benefits	15	14	45	43

Accretion	66	67	205	199

Foreign exchange loss (gain) on U.S. dollar denominated debt	133	(216)	(378)	402

Operational foreign exchange and other	(12)	2	(13)	(41)

	433	85	562	1 190

2019 THIRD QUARTER Suncor Energy Inc. 55

During the second quarter of 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In May 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

8. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net earnings	1 035	1 812	5 234	3 573

(millions of common shares)

Weighted average number of common shares	1 552	1 620	1 566	1 631

Dilutive securities:

Effect of share options	2	8	3	7

Weighted average number of diluted common shares	1 554	1 628	1 569	1 638

(dollars per common share)

Basic earnings per share	0.67	1.12	3.34	2.19

Diluted earnings per share	0.67	1.11	3.34	2.18

9. NORMAL COURSE ISSUER BID

On May 1, 2018, the company announced its intention to renew its existing normal course issuer bid (the 2018 NCIB) to continue to repurchase shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which allowed the company to increase the maximum number of aggregate common shares that it was permitted to repurchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830.

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020.

During the third quarter of 2019, the company repurchased 19.2 million common shares under the 2019 NCIB at an average price of $39.38 per share, for a total repurchase cost of $756 million.

56 2019 THIRD QUARTER Suncor Energy Inc.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2019	2018	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	19 206	16 841	44 158	37 700

Amounts charged to

Share capital	316	272	722	609

Retained earnings	440	617	1 100	1 278

Share repurchase cost	756	889	1 822	1 887

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	September 30 2019	December 31 2018

Amounts charged to

Share capital	94	111

Retained earnings	146	152

Liability for share purchase commitment	240	263

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

•
Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

•
Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements, and which are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2018	1	59	60

Cash Settlements – received during the year	(195)	(36)	(231)

Unrealized gains (losses) recognized in earnings during the year (note 5)	159	(2)	157

Fair value outstanding at September 30, 2019	(35)	21	(14)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a

2019 THIRD QUARTER Suncor Energy Inc. 57

hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2019, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2019:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	14	74	—	88

Accounts payable	(28)	(74)	—	(102)

	(14)	—	—	(14)

During the third quarter of 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $13.1 billion (December 31, 2018 – $12.9 billion) and the fair value was $16.3 billion (December 31, 2018 – $14.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

11. PROVISIONS

Suncor's decommissioning and restoration provision increased by $1.5 billion for the nine months ended September 30, 2019. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 3.10% (December 31, 2018 – 4.20%). This increase was partially offset by the liabilities settled during the period.

12. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within property, plant and equipment:

($ millions)	September 30 2019

Property, plant and equipment, net – excluding ROU assets	73 863

ROU assets	2 926

76 789

58 2019 THIRD QUARTER Suncor Energy Inc.

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	123

Foreign exchange	(3)

At September 30, 2019	3 446

Accumulated provision

At January 1, 2019	267

Depreciation	253

At September 30, 2019	520

Net ROU assets

At January 1, 2019	3 059

At September 30, 2019	2 926

13. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd.'s share decreasing to 24.58%.

14. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

2019 THIRD QUARTER Suncor Energy Inc. 59

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $182 million to gross revenues and a $11 million net loss to consolidated net earnings (loss) from the acquisition date to September 30, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $30.89 billion and consolidated net earnings of $3.58 billion for the nine months ended September 30, 2018.

15. INCOME TAXES

In the second quarter of 2019, Suncor recognized a deferred income tax recovery of $1.116 billion related to a decrease in the Alberta corporate tax rate from 12% to 8%. The tax rate decrease will be phased in as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021, and 8% effective January 1, 2022. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment and $48 million recovery in the Corporate and Eliminations segment.

16. OTHER TRANSACTIONS

In the third quarter of 2019, the company recognized a gain on sale of $65 million ($48 million after-tax) in the Exploration and Production segment related to the sale of its non-core Australian assets.

On June 28, 2019, the company completed a transaction to sell its 37% equity interest in Canbriam Energy Inc. (Canbriam) and recognized a gain on sale for the full proceeds of $151 million ($139 million after-tax) in the Exploration and Production segment. The investment in Canbriam was acquired early in 2018 through the exchange of Suncor's northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working interest partners in the Joslyn Oil Sands Mining Project agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

60 2019 THIRD QUARTER Suncor Energy Inc.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
($ millions, except per share amounts)	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Revenues, net of royalties, and other income	9 896	10 098	9 397	8 945	10 863	29 391	30 041	38 986

Net earnings (loss)(A)

Oil Sands	505	1 561	189	(377)	822	2 255	1 322	945

Exploration and Production	219	456	492	(115)	222	1 167	922	807

Refining and Marketing	668	765	1009	762	932	2 442	2 392	3 154

Corporate and Eliminations	(357)	(53)	(220)	(550)	(164)	(630)	(1 063)	(1 613)

Total	1 035	2 729	1 470	(280)	1 812	5 234	3 573	3 293

Operating earnings (loss)(A)(B)

Oil Sands	505	651	189	(377)	762	1 345	1 262	885

Exploration and Production	171	247	492	108	222	910	789	897

Refining and Marketing	668	677	1009	762	932	2 354	2 392	3 154

Corporate and Eliminations	(230)	(322)	(481)	87	(359)	(1 033)	(711)	(624)

Total	1 114	1 253	1 209	580	1 557	3 576	3 732	4 312

Funds from (used in) operations(A)(B)

Oil Sands	1 606	1 866	1 184	607	1 884	4 656	4 357	4 964

Exploration and Production	379	507	702	331	443	1 588	1 448	1 779

Refining and Marketing	885	932	1 253	873	1 122	3 070	2 925	3 798

Corporate and Eliminations	(195)	(300)	(554)	196	(310)	(1 049)	(565)	(369)

Total	2 675	3 005	2 585	2 007	3 139	8 265	8 165	10 172

Change in non-cash working capital	461	428	(1 037)	1 033	1 231	(148)	(625)	408

Cash flow provided by operating activities	3 136	3 433	1 548	3 040	4 370	8 117	7 540	10 580

Per common share

Net earnings (loss) – basic	0.67	1.74	0.93	(0.18)	1.12	3.34	2.19	2.03

Operating earnings – basic(B)	0.72	0.80	0.77	0.36	0.96	2.28	2.29	2.65

Cash dividends – basic	0.42	0.42	0.42	0.36	0.36	1.26	1.08	1.44

Funds from operations – basic(B)	1.72	1.92	1.64	1.26	1.94	5.28	5.01	6.27

Cash flow provided by operating activities – basic	2.02	2.19	0.98	1.90	2.70	5.19	4.62	6.54

	For the twelve months ended
	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018

Return on capital employed(B)

– excluding major projects in progress (%)	9.9	10.6	8.3	8.2	10.4

– including major projects in progress (%)	9.7	10.4	8.2	8.0	9.7

(A)
Comparative figures from 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trading activity relates, where previously Suncor's Energy Trading business results were reported within the Corporate, Energy Trading and Eliminations segment.

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 61

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
Oil Sands	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Total Production (mbbls/d)	670.0	692.2	657.2	740.8	651.7	673.1	591.0	628.6

Oil Sands operations

Upgraded product (sweet SCO, sour SCO and diesel)	317.0	295.5	341.2	273.4	330.1	317.8	282.7	280.3

Non-upgraded bitumen	105.2	118.7	55.4	159.3	146.0	93.3	130.9	138.0

Oil Sands operations production	422.2	414.2	396.6	432.7	476.1	411.1	413.6	418.3

Bitumen production (mbbls/d)

Mining	301.0	300.5	267.8	278.3	323.4	289.8	252.2	258.8

In Situ – Firebag	194.6	168.4	189.4	197.2	211.0	184.1	206.2	204.0

In Situ – MacKay River	23.1	36.3	35.2	37.0	37.1	31.5	35.6	36.0

Total bitumen production	518.7	505.2	492.4	512.5	571.5	505.4	494.0	498.8

Sales (mbbls/d)

Light sweet crude oil	116.1	118.3	113.7	110.2	129.5	116.0	91.3	96.1

Diesel	20.1	25.2	29.0	27.6	34.7	24.7	29.2	28.8

Light sour crude oil	184.6	165.0	182.4	150.7	162.8	177.3	166.6	162.6

Upgraded product (SCO and diesel)	320.8	308.5	325.1	288.5	327.0	318.0	287.1	287.5

Non-upgraded bitumen	110.2	115.1	53.2	172.0	131.4	93.0	121.2	134.0

Sales	431.0	423.6	378.3	460.5	458.4	411.0	408.3	421.5

Oil Sands operations cash operating costs – Average(1)(B) ($/bbl)*

Cash costs	25.65	26.80	27.15	22.80	21.05	26.60	24.20	23.85

Natural gas	0.95	1.00	2.80	1.70	0.95	1.50	1.30	1.40

	26.60	27.80	29.95	24.50	22.00	28.10	25.50	25.25

Mining cash operating costs(1)(B) ($/bbl)

Cash costs	24.70	25.55	27.80	23.65	20.35	25.95	25.35	25.20

Natural gas	0.20	0.30	1.00	0.35	0.15	0.50	0.35	0.35

	24.90	25.85	28.80	24.00	20.50	26.45	25.70	25.55

In Situ cash operating costs(1)(B) ($/bbl)

Cash costs	6.90	7.15	6.10	5.75	6.20	6.65	6.30	6.15

Natural gas	1.55	1.60	3.80	2.55	1.85	2.35	2.20	2.30

	8.45	8.75	9.90	8.30	8.05	9.00	8.50	8.45

(B)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.
See accompanying footnotes and definitions to the quarterly operating summaries.

62 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
Oil Sands	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Fort Hills

Bitumen production (mbbls/d)	85.5	89.3	78.4	98.5	69.4	84.4	56.9	67.4

Internally upgraded bitumen from froth (mbbls/d)	—	—	—	—	—	—	(1.7)	(1.3)

Total Fort Hills Bitumen Production	85.5	89.3	78.4	98.5	69.4	84.4	55.2	66.1

Bitumen sales (mbbls/d)	91.6	82.0	78.7	94.6	61.6	84.1	44.8	57.3

Fort Hills cash operating costs(1)(B) ($/bbl)*

Cash costs	23.65	21.80	27.70	23.85	32.55	24.25	33.60	30.00

Natural gas	0.60	0.70	1.90	1.00	0.90	1.05	1.30	1.20

	24.25	22.50	29.60	24.85	33.45	25.30	34.90	31.20

Syncrude

Sweet SCO production (mbbls/d)	162.3	188.7	182.2	209.6	106.2	177.6	122.2	144.2

Bitumen production (mbbls/d)	194.4	228.5	210.6	240.7	130.9	211.2	148.8	172.0

Intermediate sour SCO (mbbls/d)(2)	165.3	191.4	186.0	206.3	107.2	180.9	121.7	143.0

Syncrude cash operating costs(1)(B) ($/bbl) *

Cash costs	39.80	34.40	35.55	30.85	62.80	36.45	55.00	46.15

Natural gas	0.70	0.50	1.50	0.90	1.05	0.90	1.25	1.10

	40.50	34.90	37.05	31.75	63.85	37.35	56.25	47.25

(B)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 63

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
Oil Sands Operating Netbacks(B)(C)	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Bitumen ($/bbl)

Average price realized	48.64	54.03	48.37	7.96	42.03	50.81	40.88	30.22

Royalties	(1.98)	(2.96)	(1.37)	(0.06)	(3.20)	(2.27)	(2.47)	(1.70)

Transportation costs	(6.43)	(5.77)	(6.78)	(5.53)	(5.41)	(6.22)	(5.23)	(5.52)

Net operating expenses	(8.07)	(8.86)	(8.56)	(7.61)	(7.01)	(8.49)	(7.68)	(7.68)

Operating netback(B)	32.16	36.44	31.66	(5.24)	26.41	33.83	25.50	15.32

SCO and diesel ($/bbl)

Average price realized	72.45	78.67	69.34	46.07	86.71	73.41	82.32	73.07

Royalties	(2.17)	(2.98)	(1.38)	(0.91)	(2.70)	(2.17)	(1.98)	(1.63)

Transportation costs	(4.34)	(3.70)	(4.44)	(3.63)	(3.76)	(4.17)	(4.26)	(4.10)

Net operating expenses – bitumen	(22.64)	(26.94)	(23.87)	(23.72)	(20.49)	(24.46)	(24.14)	(24.04)

Net operating expenses – upgrading	(5.10)	(6.39)	(5.11)	(6.49)	(5.03)	(5.51)	(6.26)	(6.32)

Operating netback(B)	38.20	38.66	34.54	11.32	54.73	37.10	45.68	36.98

Average Oil Sands operations ($/bbl)

Average price realized	66.36	71.98	66.39	31.84	73.90	68.30	70.02	59.46

Royalties	(2.12)	(2.98)	(1.38)	(0.59)	(2.84)	(2.19)	(2.13)	(1.70)

Transportation costs	(4.87)	(4.26)	(4.77)	(4.34)	(4.23)	(4.63)	(4.55)	(4.55)

Net operating expenses – bitumen and upgrading	(22.71)	(26.68)	(26.11)	(21.78)	(20.21)	(25.10)	(23.66)	(23.15)

Operating netback(B)	36.66	38.06	34.13	5.13	46.62	36.38	39.68	30.06

Fort Hills ($/bbl)

Average price realized	60.51	70.71	62.92	30.57	64.33	64.57	61.24	48.48

Royalties	(1.70)	(1.27)	(1.43)	(1.41)	(3.07)	(1.48)	(1.86)	(1.67)

Transportation costs	(12.01)	(13.61)	(12.97)	(10.31)	(10.90)	(12.83)	(9.80)	(10.01)

Net operating expenses – bitumen	(22.75)	(24.43)	(25.17)	(28.79)	(30.69)	(24.04)	(31.39)	(30.32)

Operating netback(B)	24.05	31.40	23.35	(9.94)	19.67	26.22	18.19	6.48

Syncrude ($/bbl)

Average price realized	74.67	79.74	68.36	48.07	89.50	74.33	83.69	70.68

Royalties	(9.17)	(12.59)	(8.09)	(1.53)	(2.49)	(10.02)	(2.11)	(1.90)

Transportation costs	(0.60)	(0.42)	(0.46)	(0.36)	(0.70)	(0.49)	(0.57)	(0.49)

Net operating expenses – bitumen and upgrading	(33.80)	(28.73)	(31.53)	(28.33)	(62.61)	(31.24)	(52.51)	(43.81)

Operating netback(B)	31.10	38.00	28.28	17.85	23.70	32.58	28.50	24.48

(B)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
Exploration and Production	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Total Sales Volumes (mboe/d)	92.5	106.1	111.8	83.1	96.5	103.4	109.4	102.8

Total Production (mboe/d)	92.3	111.7	107.1	90.2	92.1	103.6	107.9	103.4

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	13.9	11.3	13.2	9.5	8.6	12.8	12.5	11.7

Hibernia (mbbls/d)	5.9	23.8	25.7	19.0	17.9	18.4	23.2	22.1

White Rose (mbbls/d)	6.2	3.2	1.1	3.7	8.0	3.5	7.6	6.6

Hebron (mbbls/d)	23.6	23.6	18.3	15.7	14.4	21.9	12.1	13.0

North America Onshore (mboe/d)	—	—	—	—	—	—	0.7	0.5

	49.6	61.9	58.3	47.9	48.9	56.6	56.1	53.9

Exploration and Production International

Buzzard (mboe/d)	29.2	35.0	36.7	27.7	29.6	33.6	36.4	34.2

Golden Eagle (mboe/d)	8.7	8.2	10.2	10.7	12.0	9.0	12.9	12.4

United Kingdom (mboe/d)	37.9	43.2	46.9	38.4	41.6	42.6	49.3	46.6

Norway – Oda (mboe/d)	2.7	4.0	0.2	—	—	2.3	—	—

Libya (mbbls/d)(3)	2.1	2.6	1.7	3.9	1.6	2.1	2.5	2.9

	42.7	49.8	48.8	42.3	43.2	47.0	51.8	49.5

Netbacks(B)(C)

East Coast Canada ($/bbl)

Average price realized	81.25	92.42	86.16	76.19	99.50	86.82	93.39	90.04

Royalties	(6.54)	(13.65)	(19.75)	(5.04)	(18.75)	(13.68)	(15.31)	(13.31)

Transportation costs	(1.86)	(1.94)	(1.56)	(2.71)	(2.28)	(1.78)	(2.11)	(2.22)

Operating costs	(16.49)	(10.96)	(15.63)	(23.71)	(16.06)	(14.29)	(12.19)	(14.43)

Operating netback(B)	56.36	65.87	49.22	44.73	62.41	57.07	63.78	60.08

United Kingdom ($/boe)

Average price realized	77.15	90.13	85.40	85.31	94.28	84.52	90.10	89.10

Transportation costs	(1.97)	(2.24)	(2.22)	(2.14)	(2.22)	(2.15)	(2.19)	(2.18)

Operating costs	(5.29)	(7.08)	(5.09)	(8.94)	(6.04)	(5.82)	(5.57)	(6.27)

Operating netback(B)	69.89	80.81	78.09	74.23	86.02	76.55	82.34	80.65

(B)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 65

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Nine months ended		Twelve months ended
Refining and Marketing	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Refined product sales (mbbls/d)	572.0	508.1	542.8	530.6	565.5	541.0	526.3	527.4

Crude oil processed (mbbls/d)	463.7	399.1	444.9	467.9	457.2	436.0	418.3	430.8

Utilization of refining capacity (%)	100	86	96	101	99	94	91	93

Refining margin ($/bbl)(B)	28.35	33.45	36.35	41.50	34.45	32.60	31.90	34.50

Refining operating expense ($/bbl)(B)	4.90	5.90	5.60	5.45	5.00	5.45	5.30	5.35

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.9	114.1	120.6	117.8	122.0	119.2	117.8	117.8

Distillate	107.4	98.2	103.1	100.2	96.7	102.9	94.3	95.8

Total transportation fuel sales	230.3	212.3	223.7	218.0	218.7	222.1	212.1	213.6

Petrochemicals	9.4	12.5	12.8	10.3	9.0	11.6	11.6	11.3

Asphalt	21.6	12.7	12.6	15.2	20.5	15.6	15.6	15.5

Other	21.1	14.6	27.5	25.7	26.5	21.0	26.0	26.0

Total refined product sales	282.4	252.1	276.6	269.2	274.7	270.3	265.3	266.4

Crude oil supply and refining

Processed at refineries (mbbls/d)	209.5	170.0	216.2	221.0	211.6	198.6	203.8	208.1

Utilization of refining capacity (%)	94	77	97	100	95	89	92	94

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	133.9	121.2	126.1	127.8	139.0	127.1	127.9	127.8

Distillate	123.4	107.9	118.7	109.5	121.0	116.7	107.0	107.6

Total transportation fuel sales	257.3	229.1	244.8	237.3	260.0	243.8	234.9	235.4

Asphalt	18.1	11.4	7.5	11.3	16.1	12.4	13.9	13.3

Other	14.2	15.5	13.9	12.8	14.7	14.5	12.2	12.3

Total refined product sales	289.6	256.0	266.2	261.4	290.8	270.7	261.0	261.0

Crude oil supply and refining

Processed at refineries (mbbls/d)	254.2	229.1	228.7	246.9	245.6	237.4	214.5	222.7

Utilization of refining capacity (%)	106	95	95	103	102	99	89	93

(B)
Non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

66 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks(B)
($ millions, except per barrel amounts)

For the quarter ended September 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	588	2 213	2 801	705	1 118	(23)	4 601

Other income	—	35	35	—	7	21	63

Purchases of crude oil and products	(87)	(22)	(109)	(171)	(3)	(1)	(284)

Gross realization adjustment(5)	(8)	(88)	(96)	(24)	(7)

Gross realizations	493	2 138	2 631	510	1 115

Royalties	(20)	(64)	(84)	(14)	(137)	—	(235)

Transportation	(65)	(159)	(224)	(105)	(15)	—	(344)

Transportation adjustment(6)	—	31	31	4	6

Net transportation expenses	(65)	(128)	(193)	(101)	(9)

Operating, selling and general (OS&G)	(116)	(1 060)	(1 176)	(224)	(629)	20	(2 009)

OS&G adjustment(7)	34	242	276	32	125

Net operating expenses	(82)	(818)	(900)	(192)	(504)

Gross profit	326	1 128	1 454	203	465

Sales volumes (mbbls)	10 139	29 503	39 642	8 428	14 930

Operating netback per barrel	32.16	38.20	36.66	24.05	31.10

For the quarter ended June 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	720	2 301	3 021	760	1 380	(21)	5 140

Other income (loss)	—	—	—	(4)	18	(13)	1

Purchases of crude oil and products	(144)	(41)	(185)	(208)	(11)	—	(404)

Gross realization adjustment(5)	(10)	(52)	(62)	(21)	(18)

Gross realizations	566	2 208	2 774	527	1 369

Royalties	(31)	(84)	(115)	(10)	(216)	—	(341)

Transportation	(60)	(143)	(203)	(105)	(18)	—	(326)

Transportation adjustment(6)	—	38	38	4	11

Net transportation expenses	(60)	(105)	(165)	(101)	(7)

OS&G	(122)	(1 118)	(1 240)	(216)	(625)	21	(2 060)

OS&G adjustment(7)	29	182	211	34	132

Net operating expenses	(93)	(936)	(1 029)	(182)	(493)

Gross profit	382	1 083	1 465	234	653

Sales volumes (mbbls)	10 474	28 078	38 552	7 458	17 169

Operating netback per barrel	36.44	38.66	38.06	31.40	38.00

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(B)
($ millions, except per barrel amounts)

For the quarter ended March 31, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	277	2 158	2 435	627	1 143	(24)	4 181

Other income (loss)	—	24	24	(41)	(10)	37	10

Purchases of crude oil and products	(58)	(36)	(94)	(155)	(22)	(2)	(273)

Gross realization adjustment(5)	12	(117)	(105)	15	10

Gross realizations	231	2 029	2 260	446	1 121

Royalties	(7)	(40)	(47)	(10)	(133)	(8)	(198)

Transportation	(32)	(156)	(188)	(102)	(8)	—	(298)

Transportation adjustment(6)	—	26	26	10	(1)

Net transportation expenses	(32)	(130)	(162)	(92)	(9)

OS&G	(58)	(1 083)	(1 141)	(233)	(619)	20	(1 973)

OS&G adjustment(7)	17	236	253	55	103

Net operating expenses	(41)	(847)	(888)	(178)	(516)

Gross profit	151	1 012	1 163	166	463

Sales volumes (mbbls)	4 784	29 260	34 044	7 080	16 380

Operating netback per barrel	31.66	34.54	34.13	23.35	28.28

For the quarter ended December 31, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	405	1 326	1 731	508	940	(30)	3 149

Other income	—	76	76	111	93	18	298

Purchases of crude oil and products	(267)	(16)	(283)	(218)	(14)	—	(515)

Gross realization adjustment(5)	(12)	(164)	(176)	(136)	(93)

Gross realizations	126	1 222	1 348	265	926

Royalties	(1)	(24)	(25)	(12)	(30)	—	(67)

Transportation	(88)	(116)	(204)	(106)	(9)	—	(319)

Transportation adjustment(6)	—	20	20	16	2

Net transportation expenses	(88)	(96)	(184)	(90)	(7)

OS&G	(167)	(949)	(1 116)	(291)	(619)	28	(1 998)

OS&G adjustment(7)	47	147	194	41	73

Net operating expenses	(120)	(802)	(922)	(250)	(546)

Gross (loss) profit	(83)	300	217	(87)	343

Sales volumes (mbbls)	15 825	26 545	42 370	8 706	19 286

Operating netback per barrel	(5.24)	11.32	5.13	(9.94)	17.85

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.
See accompanying footnotes and definitions to the quarterly operating summaries.

68 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(B)
($ millions, except per barrel amounts)

For the quarter ended September 30, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	729	2 696	3 425	532	884	(26)	4 815

Other (loss) income	—	(8)	(8)	(2)	4	27	21

Purchases of crude oil and products	(211)	(15)	(226)	(143)	(10)	1	(378)

Gross realization adjustment(5)	(10)	(63)	(73)	(23)	(4)

Gross realizations	508	2 610	3 118	364	874

Royalties	(39)	(81)	(120)	(17)	(24)	—	(161)

Transportation	(65)	(152)	(217)	(78)	(13)	—	(308)

Transportation adjustment(6)	—	39	39	17	6

Net transportation expenses	(65)	(113)	(178)	(61)	(7)

OS&G	(119)	(915)	(1 034)	(214)	(635)	28	(1 855)

OS&G adjustment(7)	35	145	180	40	24

Net operating expenses	(84)	(770)	(854)	(174)	(611)

Gross profit	320	1 646	1 966	112	232

Sales volumes (mbbls)	12 092	30 080	42 172	5 664	9 769

Operating netback per barrel	26.41	54.73	46.62	19.67	23.70

For the nine months ended September 30, 2019	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 585	6 672	8 257	2 092	3 641	(68)	13 922

Other income (loss)	—	59	59	(45)	15	45	74

Purchases of crude oil and products	(289)	(99)	(388)	(534)	(36)	(3)	(961)

Gross realization adjustment(5)	(6)	(257)	(263)	(30)	(15)

Gross realizations	1 290	6 375	7 665	1 483	3 605

Royalties	(58)	(188)	(246)	(34)	(486)	(8)	(774)

Transportation	(157)	(458)	(615)	(312)	(41)	—	(968)

Transportation adjustment(6)	—	95	95	18	16

Net transportation expenses	(157)	(363)	(520)	(294)	(25)

OS&G	(296)	(3 261)	(3 557)	(673)	(1 873)	61	(6 042)

OS&G adjustment(7)	80	660	740	121	360

Net operating expenses	(216)	(2 601)	(2 817)	(552)	(1 513)

Gross profit	859	3 223	4 082	603	1 581

Sales volumes (mbbls)	25 397	86 841	112 238	22 966	48 479

Operating netback per barrel	33.83	37.10	36.38	26.22	32.58

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 69

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(B)
($ millions, except per barrel amounts)

For the nine months ended September 30, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2 004	6 676	8 680	1 167	2 825	(78)	12 594

Other (loss) income	(2)	(19)	(21)	(14)	43	81	89

Purchases of crude oil and products	(626)	(63)	(689)	(337)	(34)	12	(1 048)

Gross realization adjustment(5)	(24)	(142)	(166)	(67)	(40)

Gross realizations	1 352	6 452	7 804	749	2 794

Royalties	(83)	(155)	(238)	(23)	(70)	—	(331)

Transportation	(173)	(426)	(599)	(191)	(35)	—	(825)

Transportation adjustment(6)	—	93	93	71	16

Net transportation expenses	(173)	(333)	(506)	(120)	(19)

OS&G	(359)	(2 841)	(3 200)	(541)	(1 904)	66	(5 579)

OS&G adjustment(7)	106	457	563	157	153

Net operating expenses	(253)	(2 384)	(2 637)	(384)	(1 751)

Gross profit	843	3 580	4 423	222	954

Sales volumes (mbbls)	33 078	78 371	111 449	12 221	33 297

Operating netback per barrel	25.50	45.68	39.68	18.19	28.50

For the year ended December 31, 2018	Bitumen	SCO and Diesel	Oil Sands Operations	Fort Hills	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	2,409	8 002	10 411	1 675	3 765	(108)	15 743

Other (loss) income	(2)	57	55	97	136	99	387

Purchases of crude oil and products	(893)	(79)	(972)	(555)	(48)	12	(1 563)

Gross realization adjustment(5)	(36)	(306)	(342)	(203)	(133)

Gross realizations	1 478	7 674	9 152	1 014	3 720

Royalties	(84)	(179)	(263)	(35)	(100)	—	(398)

Transportation	(261)	(542)	(803)	(297)	(44)	—	(1 144)

Transportation adjustment(6)	—	113	113	87	18

Net transportation expenses	(261)	(429)	(690)	(210)	(26)

OS&G	(526)	(3 790)	(4 316)	(832)	(2 523)	94	(7 577)

OS&G adjustment(7)	153	604	757	198	226

Net operating expenses	(373)	(3 186)	(3 559)	(634)	(2 297)

Gross profit	760	3 880	4 640	135	1 297

Sales volumes (mbbls)	48 903	104 916	153 819	20 927	52 583

Operating netback per barrel	15.32	36.98	30.06	6.48	24.48

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

70 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Syncrude Cash Operating Costs(B)
($ millions, except per barrel amounts)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2019	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	Sept 30 2019	Sept 30 2018	Dec 31 2018

Syncrude OS&G	629	625	619	619	635	1 873	1 904	2 523

Non-production costs(8)	(24)	(26)	(12)	(7)	(11)	(62)	(26)	(33)

Syncrude cash operating costs	605	599	607	612	624	1 811	1 878	2 490

Syncrude sales volumes (mbbls)	14 930	17 169	16 380	19 286	9 769	48 479	33 297	52 583

Syncrude cash operating costs ($/bbl)	40.50	34.90	37.05	31.75	63.85	37.35	56.25	47.25

Exploration and Production Netbacks(B)
($ millions, except per barrel amounts)

For the quarter ended September 30, 2019	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	269	393	84	746

Royalties	—	(32)	(65)	(97)

Transportation	(7)	(9)	(3)	(19)

OS&G	(22)	(93)	(14)	(129)

Non-production costs(10)	4	13

Gross realizations	244	272

Sales volumes (mboe)	3 488	4 832

Operating netback per barrel	69.89	56.36

For the quarter ended June 30, 2019	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	354	507	133	994

Royalties	—	(75)	(90)	(165)

Transportation	(9)	(11)	(1)	(21)

OS&G	(32)	(69)	(13)	(114)

Non-production costs(10)	5	9

Gross realizations	318	361

Sales volumes (mboe)	3 923	5 489

Operating netback per barrel	80.81	65.87

For the quarter ended March 31, 2019	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	360	491	86	937

Royalties	—	(112)	(61)	(173)

Transportation	(9)	(9)	(1)	(19)

OS&G	(26)	(106)	(16)	(148)

Non-production costs(10)	4	16

Gross realizations	329	280

Sales volumes (mboe)	4 217	5 693

Operating netback per barrel	78.09	49.22

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 71

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(B)
($ millions, except per barrel amounts)

For the quarter ended December 31, 2018	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	301	286	184	771

Royalties	—	(19)	(120)	(139)

Transportation	(8)	(10)	(1)	(19)

OS&G	(39)	(101)	(15)	(155)

Non-production costs(10)	8	12

Gross realizations	262	168

Sales volumes (mboe)	3 531	3 758

Operating netback per barrel	74.23	44.73

For the quarter ended September 30, 2018	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	361	488	100	949

Royalties	—	(91)	(74)	(165)

Transportation	(8)	(12)	—	(20)

OS&G	(27)	(90)	(10)	(127)

Non-production costs(10)	3	11

Gross realizations	329	306

Sales volumes (mboe)	3 827	4 905

Operating netback per barrel	86.02	62.41

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

72 2019 THIRD QUARTER Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(B)
($ millions, except per barrel amounts)

For the nine months ended September 30, 2019	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	983	1 391	303	2 677

Royalties	—	(219)	(216)	(435)

Transportation	(25)	(29)	(5)	(59)

OS&G	(80)	(267)	(44)	(391)

Non-production costs(10)	13	38

Gross realizations	891	914

Sales volumes (mboe)	11 628	16 014

Operating netback per barrel	76.55	57.07

For the nine months ended September 30, 2018	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 214	1 450	434	3 098

Royalties	—	(238)	(275)	(513)

Transportation	(29)	(33)	(4)	(66)

OS&G	(89)	(227)	(36)	(352)

Non-production costs(10)	14	38

Gross realizations	1 110	990

Sales volumes (mboe)	13 475	15 525

Operating netback per barrel	82.34	63.78

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2019 THIRD QUARTER Suncor Energy Inc. 73

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(B)
($ millions, except per barrel amounts)

For the year ended December 31, 2018	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 515	1 736	618	3 869

Royalties	—	(257)	(395)	(652)

Transportation	(37)	(43)	(5)	(85)

OS&G	(129)	(328)	(50)	(507)

Non-production costs(10)	23	50

Gross realizations	1 372	1 158

Sales volumes (mboe)	17 006	19 283

Operating netback per barrel	80.65	60.08

Refining and Marketing(B)
($ millions, except per barrel amounts)

	Three months ended					Nine months ended		Twelve months ended
	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018	Sep 30 2019	Sep 30 2018	Dec 31 2018

Gross margin(11)	1 653	1 647	2 140	1 711	1 987	5 440	5 411	7 122

Other income (loss)	13	14	15	90	10	42	(22)	68

Non-refining margin(12)	(353)	(326)	(587)	115	(431)	(1 266)	(1 466)	(1 351)

Refining margin(B)	1 313	1 335	1 568	1 916	1 566	4 216	3 923	5 839

Refinery production (mbbls)(13)	46 239	39 901	43 143	46 145	45 465	129 283	122 993	169 138

Refining margin ($/bbl)(B)	28.35	33.45	36.35	41.50	34.45	32.60	31.90	34.50

Last-in, first out (LIFO) adjustment	(4)	7	(333)	444	—	(330)	(107)	337

Adjusted LIFO Refining Margin(B)	1 309	1 342	1 235	2 360	1 566	3 886	3 816	6 176

Adjusted LIFO refining margin ($/bbl)(B)	28.30	33.65	28.65	51.15	34.45	30.05	31.05	36.50

OS&G	531	530	536	538	519	1 597	1 505	2 043

Non-refining costs(14)	(305)	(295)	(294)	(288)	(292)	(894)	(854)	(1 142)

Refining operating expense	226	235	242	250	227	703	651	901

Refinery production (mbbls)(13)	46 239	39 901	43 143	46 145	45 465	129 283	122 993	169 138

Refining operating expense ($/bbl)(B)	4.90	5.90	5.60	5.45	5.00	5.45	5.30	5.35

(B)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

74 2019 THIRD QUARTER Suncor Energy Inc.

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, In Situ cash operating costs, mining cash operating costs, refining margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs, and Fort Hills cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining margin, refining operating expense and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Netbacks are defined below and are reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and are net of operating revenues associated with excess power from cogeneration units. Oil Sands operations cash operating costs (including for In Situ and mining) and Fort Hills cash operating costs are presented on a production basis by adjusting for inventory impacts, while Syncrude production volumes are equal to sales volumes.

(2)
Syncrude's capacity to upgrade bitumen to an intermediary sour SCO is 350,000 bbls/d.

(3)
Effective 2016, Libyan production volumes reflect the company's entitlement share of production sold in the period.

(4)
Reflects non-producing Oil Sands assets and enterprise shared service allocations and recoveries.

(5)
Reflects the impact of items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(6)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale. For Oil Sands operations bitumen and SCO and Fort Hills bitumen, the point of sale is at the final customer, whereas Syncrude sweet SCO is deemed to be sold into the sweet synthetic crude oil pool in Edmonton, Alberta. Expenses or credits adjusted out of the netback transportation line include, but are not limited to, costs associated with the sale of non-proprietary product on pipelines with unutilized capacity under minimum volume commitment agreements.

(7)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(8)
Reflects adjustments for operating, selling and general expenses not directly attributable to Syncrude production.

(9)
Reflects other E&P assets, such as North America Onshore, Norway and Libya.

(10)
Reflects adjustments for general and administrative costs not directly attributed to production.

(11)
Operating revenues less purchases of crude oil and products.

(12)
Reflects the gross margin associated with the company's supply, marketing, and ethanol businesses.

(13)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(14)
Reflects operating, selling and general costs associated with the company's supply, marketing, and ethanol businesses, as well as certain general and administrative costs not directly attributable to refinery production.

Explanatory Notes

*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to differing operations of each entity as well as other entities' respective accounting policy choices.

Abbreviations

bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.              1m3 (cubic metre) = approx. 6.29 barrels

2019 THIRD QUARTER Suncor Energy Inc. 75